UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 27, 2020

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes_   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes_   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes_   **No X**

Enclosure: Press release **ANGLOGOLD ASHANTI LIMITED – SUSTAINABILITY REPORT FOR THE**
YEAR ENDED DECEMBER 31, 2019



‹SR›

DIVERSIFIED, DECISIVE, SUSTAINABLE BUSINESS

SUST AINABILITY REPOR T 2019

AngloGoldAshanti

VISION



TO BE THE

LEADING MINING COMPANY

VALUES



Safety is our first value.



We treat each other with **dignity and respect.**



We are **accountable** for our actions and undertake to deliver on our commitments.



We want the **communities and societies** in which we operate to be better off for AngloGold Ashanti having been there.



We value **diversity.**



We respect the **environment.**

Obuasi

CONTENTS

Data relating to our sustainability performance can be downloaded from our online report

www.aga-reports.com/19/ download/AGA-SR19-datatables.xls



M I S S I O N

To create value for our shareholders, our employees and our business, and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold, but we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.

V A L U E S

Our business values and beliefs guide our behaviour, in order that we make a positive impact. These behaviours and beliefs link our business activities to our social performance.

AngloGold Ashanti's 2019 suite of reports comprises:

<IR> Integrated Report

<NOM>* Notice of Annual General Meeting and Summarised Financial Information (Notice of Meeting)

<SR> Sustainability Report

<R&R> Mineral Resource and Ore Reserve Report

<AFS> Annual Financial Statements

<WWW> Reporting website



* Publication has been delayed as the forthcoming annual general meeting has been postponed. See <NOM> on our reporting website for an update on when this document will be available.

SECTION 1

ABOUT
ANGLOGOLD ASHANTI

An independent, global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities.

Iduapriem

ABOUT THIS REPORT

The AngloGold Ashanti Sustainability Report 2019 presents comprehensive and detailed information on our performance in improving the sustainability of our business.

In setting our reporting boundary for each material issue, we have considered the impacts that result from the activities of AngloGold Ashanti and its associated companies, as well as from external factors. In exceptional circumstances we may report on developments, impacts and data outside our reporting boundary where these are material to the business and its sustainability performance.

In the context of this report, "outside of the organisation" refers to our suppliers, where we do not own the assets and do not directly engage or employ the workforce, and where we do not operate the asset under a contractual obligation. "Within the organisation" refers to all operations and entities in which the group has a controlling interest, and which are under our management in terms of a contractual obligation. We do not report non-financial information for Morila mine in Mali or Kibali mine in the Democratic Republic of the Congo (DRC), which are managed and operated by our joint venture partner Barrick Gold Corporation.

Significant changes in reporting parameters

There have been no significant changes in our reporting parameters during the year.

Reporting

Information is consolidated and reported as AngloGold Ashanti results for assets under our control. For assets where we have a significant influence, we may choose to report information externally if it is of specific interest to our stakeholders and applicable agreements allow.

Control

By control we mean we own the assets and engage or employ the workforce.

Significant influence

By significant influence we mean we operate the asset under a contractual obligation to the owners.

Restatements

Ongoing improvements to our data collection systems, processes and quality can result in restatements of previously reported data. Such restatements have been provided in the body of this report and are noted as such in the footnotes or corresponding disclosures.

Additional information

More information about AngloGold Ashanti is available on our website.

Compliance with reporting standards

This report has been prepared in accordance with the Global Reporting Initiative (GRI) Standards: Core option. These standards are the benchmark for sustainability reporting globally. In line with this option, we have conducted a robust materiality assessment and focused our reporting on these aspects.

AngloGold Ashanti is a signatory of the United Nations Global Compact (UNGC) and this report serves as the 2019 Communication on Progress (COP). Our sustainability approach and activities are also aligned with the Sustainable Development Framework of the International Council on Mining and Metals (ICMM).

The section on frameworks and standards provides additional detail of compliance with other frameworks, including voluntary memberships.

GRI content index

This section can be found in our online report. **1**

1 *www.aga-reports.com/19/sr*

Report assurance

This section can be found on pages 42-48.

Data and transparency

We recognise that the data on our core sustainability disciplines is increasingly important to our stakeholders in analysing our performance, and we have consequently provided this information in Excel format. We believe this is an improvement that significantly improves transparency by making the data easier to extract and analyse.



Online Sustainability Report 2019

This year our online report provides additional content related to our performance. Video case studies highlight key initiatives, detailed data spreadsheets are available for download and our GRI content index can be viewed here.

3 *www.aga-reports.com/19/sr*

CORPORATE PROFILE

OUR BUSINESS:

AngloGold Ashanti Limited (AngloGold Ashanti) is an independent, global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities across ten countries on four continents. While gold is our principal product, we also produce silver (Argentina) and sulphuric acid (Brazil) as by-products and will pursue value-creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance value creation.

ANGLOGOLD ASHANTI AT A GLANCE

- Third largest gold producer globally and the largest on the African continent, producing 3.3Moz and employing 34,263 people in 2019

- Leading responsible gold miner in meaningful partnership with host communities and government – we aim to create valuable outcomes for stakeholders over the long term

- Listed on four stock exchanges around the world – the Johannesburg, New York, Australian and Ghana exchanges – and included in the JSE Top 40 Index, FTSE/JSE Responsible Investment Index Series (of the FTSE4Good Index), Responsible Mining Index and the Dow Jones Sustainability Indices (now part of S&P Global Inc) and the Bloomberg Gender-Equality Index

- A geographically diverse shareholder base includes some of the world's largest financial institutions

- Market capitalisation of $9.28bn as at 31 December 2019

Geita

4	**14**	**4**	**3**
CONTINENTS	OPERATIONS	JOINT VENTURE PARTNERS	PROJECTS

CORPORATE DEVELOPMENTS

- Obuasi redevelopment achieved first gold pour in December 2019

- Sale of South African and Mali assets announced

- Sale process of asset in Argentina advanced

- Closure at Yatela is on track and its sale is pending, subject to fulfillment of conditions precedent

Geographic shareholdings (%)



South Africa	24
United Kingdom	16
Europe	7
North America	43
Asia	6
Rest of the world and other	4

OUR FOOTPRINT



Our operations and projects are grouped regionally as follows:

AMERICAS

1 Argentina
Cerro Vanguardia (92.5%) [1]

2 Brazil
Serra Grande
AGA Mineração

3 Colombia
Gramalote (51%)*
La Colosa
Quebradona [2]

CONTINENTAL AFRICA

4 Guinea
Siguiri (85%)

5 Mali
Morila [5]
Sadiola (41%) [3]

6 Ghana
Iduapriem
Obuasi [4]

7 Democratic Republic of the Congo (DRC)
Kibali (45%) [5]

8 Tanzania
Geita

SOUTH AFRICA

9 South Africa
Mponeng [6]
Surface Operations [6]

AUSTRALIA

10 Australia
Sunrise Dam
Tropicana (70%)

Note: Percentages indicate the ownership interest held by AngloGold Ashanti. All operations are 100%-owned unless otherwise indicated

Legend

◯ Operations   🟠 Projects   🟡 Asset sale underway   🟢 Greenfields exploration

[1] *Sale process at an advanced stage*

[2] *Change in ownership to 100% as B2Gold's shareholding was converted to a share of profits. Will be a copper mine producing gold and silver as by-products*

[3] *Agreement and sale announced December 2019*

[4] *Obuasi's redevelopment project began in 2019*

[5] *Kibali and Morila are managed and operated by Barrick Gold Corporation (Barrick)*

[6] *Agreement and sale announced post year end in February 2020*

* *An agreement reached for B2Gold to earn back 50:50 partnership effective from 1 January 2020*

OUR PERFORMANCE
IN 2019

As we deepen the integration of sustainability into our business, we have strengthened the connection between our business activities and the United Nations Sustainable Development Goals (SDGs). This section provides an overview of our performance in 2019, aligned with our 2030 aspirational goals.

 *Obuasi*

SAFETY:

Workplaces free of injury and harm

All injury frequency rate (AIFR)
(per million hours worked)



Year	Value
2015	7.18
2016	7.71
2017	7.49
2018	4.81
2019	**3.31**

0

Fatalities in 2019

(2018: 3)


Alignment to SDGs

PAGES
18-19

HEALTH:

Healthy workplaces, healthy employees and healthy communities

19

New cases of silicosis in 2019
(2018: 47)

1.36

All occupational disease frequency rate (AODFR)
(2018: 3.29)

Noise-induced hearing loss (NIHL)
(number of cases)



Year	Value
2015	68
2016	147
2017	132
2018	39
2019	20


Alignment to SDGs

PAGES
20-22

ENVIRONMENT: Zero harm and equitable use of natural resources

Water use efficiency
(kilolitres per tonne treated)

2015	0.64
2016	0.59
2017	0.61
2018	0.57
2019	0.59

Energy intensity
(gigajoule per tonne treated)

2015	0.31
2016	0.33
2017	0.35
2018	0.32
2019	0.33

Environmental incident rate
(number of incidents per million tonnes mined)

2016	1.77
2017	1.43
2018	1.43
2019	1.25

  

Alignment to SDGs



PAGES
27-32

GOVERNMENTS AND COMMUNITIES: Resilient and self-sustaining communities – free from poverty and inequality

$808m Government + **$559m** Employees + **$208m** Providers of capital + **$26m** Community + **$1,715m** Suppliers and services = **$3,316m**

Total economic value distributed

 **1** *About AngloGold Ashanti section of the <IR>*

Alignment to SDGs

     


PAGES
23-26


PAGES
33-34

SECURITY AND HUMAN RIGHTS:

No human rights violations and communities assist in protecting our business

0

Voluntary Principles on Security and Human Rights (VPSHR) incidents
(2018: 0)

3

VPSHR allegations
(2018: 1)

99.5%

VPSHR training of security personnel
(2018: 98%)

 

Alignment to SDGs


PAGE
37



FROM THE CHAIRPERSON OF THE SOCIAL, ETHICS AND SUSTAINABILITY COMMITTEE

SUSTAINABLE FUTURES

Nozipho January-Bardill
Chairperson of the Social, Ethics and Sustainability Committee

The most useful value of the AngloGold Ashanti Sustainability Report (SR) is that it presents the company an opportunity to meet its statutory and voluntary reporting obligations as well as account to all its stakeholders, including shareholders, governments, employees, communities, and its peers in the industry.

The report also enables the company to assess the effectiveness of the oversight function of the board and all its sub-committees, and in particular, the Social, Ethics and Sustainability (SES) Committee and its sponsors in the executive and management teams.

It is a crucial tool in providing evidence of our efforts to operate responsibly and our contribution to our bottom line and to improving society. It highlights those areas where we can and must improve our performance.

Increasingly the demands of all stakeholders, from shareholders, to governments and communities in which we operate, are merging for a fair deal and tangible benefits from the development of finite natural resources.

AngloGold Ashanti elevated discussions on environmental, social and governance (ESG) issues from as early as 2012. This has matured over the years and the company welcomes the increasing concern of shareholders, investors and fund managers with ESG, as they push companies to address climate change, structural inequalities, diversity and accountability.

In 2019 the company doubled its efforts to mainstream sustainability across all its business units. We successfully located the responsibility for driving sustainability at the center of our strategy, investment priorities, operations, on all strategic executive decisions.

Our engineers and accountants must question whether their decisions will improve the overall sustainability of the business, and strengthen our social license to operate. We also seek to ensure that our efforts are congruent with the environmental, social and governance objectives of a diverse universe of stakeholders. We have set targets in safety, diversity and inclusion, localisation and emissions, among others.

We believe that level of integration will make our business vastly more sustainable. In this regard, the Social, Ethics and Sustainability Committee has created clear, understandable links between the sustainability of the business, its overall performance and the remuneration and reward of the people responsible for implementing the company strategy.

AngloGold Ashanti can confidently claim that our approach has delivered tangible results. The company recorded its first calendar year without a fatal incident, with the total days without an occupational fatality reaching 633 days by the end of the financial year. Because safety and the health of our employees is our first priority, this achievement was significant particularly because of the difficult safety journey over the years. It shows what can be achieved when clear objectives are set, when

accountability is placed at the right level, and when practical strategies are designed. We can never be complacent and that was made very clear in March 2020 when we lost four of our colleagues in two separate incidents. They were Lucas Maapea, 41, Xolani Ngqwemese, 31, Mokhethea Johannes Radebe, 47, Thabo Rakometsi, 29. The loss is heart-breaking and a stark reminder that we have to underline our commitment to safety. The Company is also responding diligently to material challenges 1 presented by the recent Covid-19 pandemic.

During the year we improved our efforts to involve communities in determining the direction of social projects. Meaningful dialogue has improved community relations and enabled better identification of risks before they manifest in operational disruptions.

We continued to encourage more women to develop careers in the mining sector, both at a site management and executive level. We have looked at the recruitment of women and encouraged that they are included across the mining value chain. The Human Resources management team reports to the committee on the representation of women at every level and has adopted a deliberate approach of setting targets and making sure these are achieved beyond employment legislation policy directives.

Reporting on the occupational health of our staff has been central to the work of the committee. Similarly, the committee's role in overseeing stewardship over the environment has been rigorous, especially the health of our tailings dams and the prevention of water pollution in the mining process.

We work in line with the requirements of the King IV Report on Corporate Governance, ensuring the company remains a responsible corporate citizen. The committee monitors sustainability practices in the areas of social investment, employment equity, diversity and inclusion, localisation, health of discipline, whistle-blowing and compliance strategies.

As chair of the Social, Ethics and Sustainability Committee for the last eight years, I have seen significant progress in many areas. Safety is vastly improved, our efforts to boost local content are gaining traction and we have more women in almost every area of the business. Our Obuasi mine – for so long the most pressing of our sustainability challenges – has reopened after a five-year hiatus, with strong support from stakeholders, in particular the government in Ghana.

As I bow out from AGA, I thank my colleagues on the board and in the executive and the dedicated women and men across the business. Their unwavering support and robust debate have led to the extraordinary progress we have made together in strengthening the company, enhancing its reputation and contributing to its value through our relentless advocacy for the centrality of sustainability in our business.

1 http://www.anglogoldashanti.com/covid-19/

FROM THE CHIEF EXECUTIVE OFFICER

ESG FOCUS



Kelvin Dushnisky
Chief Executive Officer

AngloGold Ashanti has embraced and worked to integrate sustainability into its core business from as early as 2012, improving its ability to deal with the increasing complexity of the operating landscape for mining companies.

The year 2019 has been an extraordinary one for listed companies as stakeholders, specifically shareholders, have sharpened their focus on the non-operational issues that are now characterised by the catch-all term Environmental, Social and Governance factors, or ESG. The implications for companies are clear: improve your ESG performance and demonstrate clear strategies for dealing with issues or be penalised by the allocators of global capital, and guarantors of your social licence to operate.

This is a welcome change in emphasis from investors, and is well aligned with AngloGold Ashanti's operating ethos. We endeavour to make positive impacts wherever we operate, with a particular focus on developing skills in our host communities and spending locally to build capacity in these markets. The drive to hire locals at every level is important in ensuring lasting benefits for our communities, as well as to increasing diversity across our organisation.

An excellent example of this is the redevelopment of our Obuasi Gold Mine, in Ghana. I'm proud to say that Ghanaians comprise 96% of the workforce – three quarters of those from the Obuasi district. The lion's share of our capital is going to local companies, with around 80 cents of every dollar spent on restarting the mine, spent in Ghana.

You will see in the pages that follow, our efforts across a broad front to mitigate the impacts of our activities on the environment and to leave a positive imprint on society. We have achieved success in some places and fallen short in others. We are working to improve.

There is a growing sense that the private sector must take the lead in improving its social performance to help turn the tide against nationalism and political polarisation, trends that present a threat to global economic growth and security. Safety remains our first priority, but there is also an urgency around ensuring environmental stewardship, addressing income inequality, gender parity, public health and the needs of the communities in which we operate. Perhaps unsurprisingly, climate change tops the agenda for many investors.

We have done important work on Climate Change. We achieved our long-term target – set in 2008 – to reduce our emissions intensity by 30% over 15 years, early. We recognise more work is needed to mitigate our contribution towards the planet's changing climate. This year we will review our Climate Change approach with updated climate models to ensure the business is prepared for a range of weather scenarios. We will also continue investments that ensure communities are better prepared and will set new emission targets.

The second-order consequences of a hotter and drier Sahel region in North and West Africa, are increasing levels of conflict and population displacement, forcing people to seek alternative livelihoods. Artisanal and small-scale mining (ASM) is often the easiest way to replace lost income and in many cases, it is geology that determines where displaced people settle. We continue to search for a holistic way to deal with this challenge while recognising the social and macroeconomic factors that are driving it. Our preferred approach to dealing with the challenges that informal mining presents, is the formalisation of ASM which may offer an opportunity for people to earn livelihoods, and a way for governments to capture some of the benefit from the development of a scarce resource.

This is easier said than done. There are a number of factors to consider, including the safety of small-scale miners, measures to limit environmental damage and rehabilitate, and a means to sell the gold in a legitimate way, and at a fair price. Each one of these is complex, and we will continue to work with stakeholders to find a lasting solution. We've seen some promising examples of formalisation efforts in Colombia, Ghana and Tanzania, which we will continue to support.

It is important to distinguish between ASM and illegal mining, and we will adhere to the strict application of the rule of law in dealing with the latter, which often disrupt and threaten legitimate large-scale mining operations.

This year we recorded another record safety year – passing 20 months fatality free at the end of 2019 for the first time. Our safety journey provides valuable lessons on how to integrate a 'sustainability' discipline into an operating framework, notably by correctly understanding the challenge, developing a strategy with clear milestones, understood by every member of the organisation, and the placing of accountability for achieving an ambitious set of goals. Safety is fully integrated into our business; every employee and contractor understand safety is their first priority and personal accountability.

Notwithstanding this achievement, we received a heart-breaking reminder of the fragility of these milestones. In March we lost four colleagues in two separate incidents at our Mponeng mine. The first, a large seismic event immediately ahead of the face, caused a massive face ejection and fall of ground, that left three of our colleagues dead. A short time later, in the old TauTona section of the mine, one of our colleagues was killed in a horizontal transport incident. This is a tragic loss that we mourn with the families and loved ones of the deceased, and it enjoins us to drive ever harder toward our goal for zero harm.

In closing, I commit to placing sustainability at the centre of our business. That goes as much for ensuring we have the appropriate capital structure to weather any market outcome, as it does for investing in the resilience of our host communities. Every department in this company – from our legal and finance teams, to the mine planning and geology groups – is learning to view their work through a sustainability lens.

SECTION 3

OUR STRATEGY

A strong sustainability performance enables us to achieve our overarching strategy to realise sustainable improvements to cash flow and returns.



OUR SUSTAINABILITY APPROACH



Stewart Bailey
Executive Vice President,
Corporate Affairs and Sustainability

Sustainability is a key strategic focus for our business. We aim to be responsible stewards of the environments in which we operate, the ore bodies entrusted to us by our host communities, and the capital provided to us by our shareholders. Improving our sustainability performance across all areas is central to maintaining our social licence to operate – this includes safety and environmental performance, to engagement with our communities and effective management of our tailings.

We work in a context where stakeholder expectations and the political landscapes and regulatory environments in which we operate are continually changing. As a result, in 2019 we combined a number of disciplines under the Corporate Affairs and Sustainability banner. The departments of safety, health, environment, security and human rights, community and government relations, external reporting, communications and investor relations now come under the Corporate Affairs and Sustainability umbrella. This creates a structure that we believe will ensure that we not only understand the needs of our stakeholders, but can address them effectively and make them well integrated within the organisation. This is a vitally important input in ensuring we have a sustainable, long-term business model and will help improve our disclosure.

This integration is also aligned with a greater emphasis on ESG factors by investors, lenders, regulators and communities the world over. We welcome this ESG trend and will strive to meet more exacting expectations in performance and transparency.

A strong sustainability performance enables us to achieve our overarching strategy, which is to realise sustainable improvements to cash flow and returns, throughout the cycle.

We are also working to ensure that our operators, finance teams, human resource practitioners, supply chain specialists and mine planners all view their work through a sustainability lens. By embedding sustainability models across our value chain and through all reporting structures, we are building on our goal of deepening integration of sustainability into our business and the strengthening of connections between our business activities and the achievement of the UN SDGs. **1**

1 www.aga-reports.com/18/sdr/strategy/sdg-alignment

2 Page 35 – Artisanal and small-scale mining (legal and illegal)

3 Page 16 – Material issues

4 http://www.anglogoldashanti.com/covid-19/

To further achieve this aim, and central to our sustainability strategy, we have developed what we have called a "Shared Consciousness" dashboard for each operating site. This dashboard displays key performance indicators across all sustainability disciplines for each site in a near real-time basis, ensuring that the company's leadership – at a corporate and site level – will have a clear view of the leading and lagging indicators for each key sustainability discipline. This aims to improve visibility of risks and opportunities, while better harnessing the collective expertise of the company's managers across jurisdictions in mitigating those risks, resolving sustainability challenges and seizing opportunities where they exist.

Emerging risks

One such area of risk is ASM in some of the jurisdictions in which we operate, driven by a host of factors from climate change, regional conflict and the lack of alternative economic opportunities, among other things. **2**

The gold mining industry is dealing with growing numbers of ASM, both legal and illegal, with the higher gold price likely to increase the number of people engaged in this activity globally. This presents challenges that no single company, organisation or government can tackle alone. We are working to strengthen networks with communities and governments to provide paths to sustainable livelihoods where possible. We also seek to find to other solutions to improve safety, reduce exploitation, environmental impact and help governments receive benefit from the development of these natural resources. We support appropriate agreements on the formalisation of ASM.

Materiality process

This report details our sustainability performance across all our operating jurisdictions for the reporting period 1 January 2019 to 31 December 2019 and looks forward to actions in 2020. It is organised around a set of material issues **3** that were compiled following a comprehensive materiality survey across internal and external stakeholders. It identifies the main challenges and opportunities facing AngloGold Ashanti that are central to our sustainability approach and actions. The Company is also responding diligently to material challenges presented by the recent Covid-19 pandemic (see our Company Response **4** .

The process of selecting the material issues for the Sustainability Report is guided by the International Integrated Reporting Council (IIRC), the Global Reporting Initiative (GRI) Standards and the AA1000 Accountability Stakeholder Engagement Standard, and has matured over the years. We again hosted an online internal materiality survey which consisted of the following components:

OUR SUSTAINABILITY APPROACH CONTINUED



A qualitative survey of the challenges and opportunities using a PESTLE analysis. This acronym describes the political, economic, social, technological, legislative and environmental aspects of our business landscape.



A semi-quantitative rating of the top 10 company risks, as well as the material issues as published during the 2018 reporting period, establishing their current relevance.



A qualitative section aimed at identifying emerging risks and issues.

We also studied data from external mining risk reports, issues arising from our interactions with other stakeholders and those appearing in social and conventional media. This process resulted in a detailed report on the materiality process, survey responses and analyses, and gave rise to a prioritisation of material issues, which has been confirmed by the Executive Committee. Material issues include the economic, environmental and social risks that could affect our reputation and ability to create value over the short, medium and long term. The top 10 material issues* are presented on page 16 of this report.

In this report, we illustrate the connection between our material issues, our strategy and the actions we are taking – both proactively and reactively – to addressing concerns and securing our licence to operate. The integration of the SDGs remains an important part of our strategy. An extensive mapping of material issues to the SDGs was undertaken in 2018 and continues to feature in this report, allowing continued reporting against the identified prioritised SDGs. **4**

* Subsequently condensed to nine material issues by combining integrated closure management with responsible environmental stewardship.

Actions and industry initiatives

Through the year, we have continued to develop and maintain projects and initiatives that work for the benefit of the communities that host our operations. These vary in number and approach and are premised on carrying out activities that leave communities better off for us operating there. These activities are highlighted in the case studies contained in the material issues section of this report – see pages 16 to 41.

✦ **4** www.aga-reports.com/18/sdr/strategy/sdg-alignment

✦ **5** Page 15 – Frameworks and standards

We continue to engage with industry groups and work closely with the ICMM, an international body dedicated to a safe, fair and sustainable mining and metals industry, and the World Gold Council, an industry body which counts the world's largest publicly traded gold producers as its members. A number of our discipline heads contribute to various working groups, publications, position papers and guidelines, published and promoted by both groups.

We again participated in the Responsible Mining Index (RMI) Assessment. The RMI uses an evidenced-based approach and monitors the policies and practices of a number of companies across economic, social, governance and environmental aspects. The index aims to highlight areas where mining companies are performing well in relation to sustainability goals while also pointing out failings. Its findings provide companies with a third-party assessment of their sustainability achievements, while also reporting on areas where improvements can be made. In addition to the RMI, we are members of the UNGC and other industry initiatives. **5**

Further to our participation in the above, we are committed to transparent and continued communications with our various stakeholders. These include employees, investors, host communities, governments and regulators, business partners (suppliers), non-governmental organisations, interest groups and the media. In the year, we developed fresh guidelines on our communications approach, promoting frequent and transparent engagement aligned to our company values.

Given the varying nature of our sites, a communications plan is developed for each operation, accommodating the differing cultural expectations, as well as the particular media and communications landscapes.

All engagement is carried out in line with the King IV principles and these guidelines provide the basis for the way in which we work from exploration and development and ultimately closure. The board has oversight for stakeholder engagement with discipline heads providing project feedback. Further, the board monitors key issues in the sustainability and community sphere through the Social, Ethics and Sustainability Committee.

Company values

This year we will refresh and update our company values to ensure they are properly understood and adhered to by every employee. In doing so we will further promote our philosophy of a shared consciousness with respect to the sustainability of our business. We aim to ensure everyone understands the importance of creating the conditions to sustain our business over the long term, and places it at the centre of their work. All disciplines must ensure their work – and the spirit in which it is done – measures up to AngloGold Ashanti's values in every respect and contributes to the longevity and prosperity of the company.

This thinking is as important in the area of mine planning as it is to tailings management or to financing. It is as crucial in designing safety systems as it is to the financing of our supply chain. The business must be viewed holistically with an eye to the future. In our work we must pursue measures and projects with the intention of achieving equitable relationships with our host communities and ensuring their interests are advanced. These objectives, in turn, must be matched to the expectations of our shareholders.



ANGLOGOLD ASHANTI'S BOARD AND COMMITTEES

The principle role of the board is to provide oversight on the long-term sustainability and success of the business, for the mutual benefit of all stakeholders. The board is supported by its committees and oversees the implementation of the sustainability strategy. The Social, Ethics and Sustainability Committee is responsible for assisting the board in monitoring matters relating to sustainability.

Audit and Risk Committee	**Social, Ethics and Sustainability Committee**	Remuneration and Human Resources Committee	Nominations Committee	Investment Committee

EXECUTIVE LEADERSHIP

Primary responsibility for managing sustainability matters rests with AngloGold Ashanti's leadership, in particular with the Executive Vice President: Corporate Affairs who is responsible for executing the sustainability strategy.

Chief Executive Officer	Chief Financial Officer	Executive Vice President: Group Planning and Technical	Chief Operating Officer: International	Executive Vice President: Group Strategy and Business Development

Executive Vice President: General Counsel, Compliance and Company Secretary	Chief Operating Officer: Africa	**Executive Vice President: Corporate Affairs and Sustainability**	Executive Vice President: Group Human Resources

FUNCTIONAL DEPARTMENTS

Group Corporate Affairs and Sustainability is responsible for the development of management frameworks and supports the implementation of the sustainability strategy.

Safety	**Health**	**Environment**	**Security and Human Rights**	**Government and Community Relations and Sustainability Reporting**	**Investor Relations and Communications**

SITE GENERAL MANAGERS

At the highest operating level, general managers, are accountable for on-the-ground implementation of the sustainability strategy.

Geita

STAKEHOLDER ENGAGEMENT

Proactively engaging with our stakeholders is fundamental to our business. The input of our employees, the members of the communities in which we operate, governments, non-governmental organisations, investors and the media, is key to understanding our operating environment and to developing our strategic approach and business plans.

We endeavour to communicate consistently and in a transparent manner. Our community engagements are conducted in line with our management standards which are based on the International Finance Corporation (IFC) Standards. The board maintains oversight of material issues concerning stakeholders through the Social, Ethics and Sustainability Committee.

Supporting resilient and self-sustaining communities around our operations over the life cycle of the mine – and beyond – depends heavily on stakeholder communication. Only through constructive dialogue with communities and governments, both national and local, can we properly understand the impact our operations have on our neighbours, determine their needs and aspirations, and the means through which we can best manage these expectations. This approach ultimately lies at the heart of our ability to secure our social licence to operate.

Effective communication with key stakeholders such as women, youth, indigenous people and minority groups linked to our business is increasingly important. Our dialogue covers all aspects of our operations, including, among others, the environment, job creation, community development, and health and safety. Given the varying locations of our sites and their differing economic and cultural backdrops, the topics of engagement will vary. Nonetheless, we always try to determine and understand our stakeholders' unique perspectives and expectations. We work ethically and fairly and in adherence to our values, relevant rules and regulations, and the treaties and agreements to which we are a signatory.

Each of our operations has complaints and grievances mechanisms in place which facilitates the resolution of complaints and grievances and prevents conflict as part of our stakeholder engagement process. More information is available in our contributing to resilient, self-sustaining communities section. 1



Page 23 – Contributing to resilient, self-sustaining communities

Obuasi

Stakeholder group	Key topics and areas of interest
Employees and unions	Mitigating safety risk, employee wellness and ensuring stable labour relations
	Increasing productivity and maintaining focus on strategic objectives
	Encouraging a collaborative approach to problem solving
Investment community (includes providers of financial capital, shareholders, investors and financiers)	Managing expectations, particularly against strategic objectives in line with ESG performance
	Prioritising financial and sustainability reporting – periodically and when there are new developments
Communities (inclusive of women, youth, minorities and indigenous people) and suppliers	Managing expectations, respecting and promoting human rights and ensuring security of assets and the community
	Establishing mutually beneficial partnerships for shared value creation
	Working on long-term partnerships and empowering the local population
Governments and regulators	Mitigating regulatory and political risk
	Appraising governments of new developments at operations and projects
	Engaging proactively in policy development, regulatory proposals and conflict resolution
	Ensuring the benefits of mining flow through to the state at national, local and community levels
Media	Key business risks and how ESG is integrated into business strategy
Industry partners	Coming up with solutions to sector challenges or new developments to promote the industry



FRAMEWORKS AND STANDARDS

AngloGold Ashanti subscribes to a number of external principles, charters and standards that reflect our values and allow external stakeholders to hold us accountable. Our participation in industry initiatives, in which we often take a leadership role, enables us to inform and influence global standards and practices, as well as gain insight into emerging expectations, issues and risks. Some of the more notable ones of which we are a part include:

	AngloGold Ashanti is a member of the ICMM and is committed to the 10 principles, eight position statements and performance expectations that guide member companies on continuously improving their sustainability performance. ICMM member companies commit to reporting on their sustainability performance publicly every year in line with the standards set by the GRI. *www.icmm.com*
	The International Cyanide Management Code (ICMI) for the manufacture, transport, and use of cyanide in the production of gold was developed by a multi-stakeholder steering committee under the guidance of the United Nations Environmental Programme (UNEP) and the then International Council on Metals and the Environment (ICME). *www.cyanidecode.org*
	The Extractive Industries Transparency Initiative (EITI) is a global initiative which promotes transparent and accountable disclosure and use of revenues from natural resources. AngloGold Ashanti discloses all information in line with country-specific EITI processes and within annual country-level reports. *eiti.org*
	AngloGold Ashanti uses the WGC Conflict-Free Gold Standard as an important tool to ensure the gold we produce is conflict-free. **1** As a member of the WGC, we support the Responsible Gold Mining Principles and commit to full compliance, assured by an independent third party, by 2022. *www.gold.org*
	On 1 January 2016, the 17 SDGs of the United Nations 2030 Agenda for Sustainable Development officially came into force. These goals aim to focus efforts to end poverty, fight inequalities and tackle climate change. We have mapped each of our material issues according to these goals to test their relevance to our external landscape and to societal expectations. For more information see Setting our 2030 aspirational goals and prioritising the SDGs. **2** *www.un.org/sustainabledevelopment/sustainable-development-goals*
	The UNGC is an example of unprecedented partnerships among businesses, governments, civil society and the United Nations. This voluntary international corporate citizenship network was initiated to support the participation of the private sector and other social actors. Its aim is to advance responsible corporate citizenship and universal social and environmental principles to meet the challenges of globalisation. The UNGC is the world's largest corporate citizenship initiative with 4,000 stakeholders in over 100 countries. *www.unglobalcompact.org*
	These are a set of principles designed to guide companies in maintaining the safety and security of their operations within an operating framework that encourages respect for human rights. AngloGold Ashanti annually reports on its efforts to implement and promote the VPSHR. *www.voluntaryprinciples.org*
Agenda 2063	We aspire to contribute to Agenda 2063, which is aimed at transforming Africa into the global powerhouse of the future by delivering on a set of seven aspirations, each with its own set of goals. Agenda 2063 encapsulates Africa's aspirations for the future, and identifies key flagship programmes that can boost Africa's economic growth and development and lead to the rapid transformation of the continent. *au.int/en/agenda2063/overview*
WORLD ECONOMIC FORUM	The World Economic Forum's Mining and Metals Industry community is a high-level group of peers dedicated to ensuring thought leadership on the long-term sustainability of the industry and its value to society. AngloGold Ashanti continues to be active in the collaborative dialogue of this forum as it seeks to play its role in, among others, mitigating the impacts of climate change and integrating ESG considerations in how the industry operates and interacts with its stakeholders. *www.weforum.org/communities/mining-and-metals*

Participation in sustainability indices

We engage openly with various indices such as the FTSE Russell, the Responsible Mining Index (RMI), the RobecoSAM Dow Jones Sustainability Index (DJSI) and the Bloomberg Gender-Equality Index, which have rated our sustainability performance.

Details of these results and the company's performance can be found in our Integrated Report. **3**

✳ **1** https://thevault.exchange/?get_group_doc=143/1560503094-2018ConflictFreeGoldReport.pdf

✳ **2** *Page 6 – Our performance in 2019*

✳ **3** *www.aga-reports.com/19/ir*







SECTION 4

MATERIAL ISSUES

Our material issues identify the main challenges and opportunities facing AngloGold Ashanti, which are central to our actions.

PAGES
18-19

01

Employee safety

PAGES
20-22

02

Employee and community health

PAGES
23-26

03

Contributing to resilient, self-sustaining communities

PAGES
27-32

04

Responsible environmental stewardship*

PAGES
33-34

05

Employee, community and asset security

PAGES
35-36

06

Artisanal and small-scale mining (legal and illegal)

PAGE
37

07

Respecting human rights

PAGES
38-39

08

Talent management, skills development and employee relations

PAGES
40-41

09

Navigating regulatory and political uncertainty and risk

While 10 material issues were initially identified, these were condensed to nine when integrated closure management was combined with responsible environmental stewardship.



Geita


EMPLOYEE SAFETY

Data tables
www.aga-reports.com/19/safety#tables

Alignment with UN SDGs
www.aga-reports.com/19/safety#sdgs

SAFETY IS OUR FIRST PRIORITY

📷 *Obuasi*

Throughout the year we have continued to improve our safety performance across our global operations. The board has provided leadership ensuring that safety remains AngloGold Ashanti's first priority and the Social, Ethics and Sustainability Committee is rigorous in overseeing the safety strategy. We pursue and adapt strategies in line with recognised leading practice in global safety standards and systems. These processes underpin our 2030 goal of providing workplaces free of injury and harm for our employees and contractors. **1**

Through the involvement of Senior Managers in the setting of safety practices and giving ownership of our group safety and health standards, guidelines and procedures to our individual operations, we have seen a growing acceptance of accountability at site level. As a result, we have made significant progress towards our goal.

As we work to achieve our goal, we can never be complacent, but there are achievements we should be proud of. By the end of the year, Mponeng mine achieved its best-ever injury rate and recorded one-year fatality free. Operations in the Continental Africa Region presented their best-ever all injury frequency rates (AIFR) and in Australia, Tropicana mine was a finalist in the 2019 Western Australia Work Health and Safety Excellence Awards. Tropicana also achieved its best-ever AIFR.

This is a significant step change, highlighting the progress that can be made through company-wide focused initiatives and an integrated safety strategy. Our AIFR improved by another 31% year-on-year, to the lowest level on record. We also passed 20 months fatality free at the end of 2019 for the first time.

This progress is the cumulative impact of a number of interventions over several years, the most recent of which was our 2015 strategy, designed with operating teams across our footprint alongside representatives from the executive committee, management and employees.

To ensure that our strategy remains relevant and focused, we re-assess its safety-related components on a global level every two years, and involve safety leadership teams from across the business in that process. This approach provides a platform for the development of uniform safety goals while also allowing operational involvement in realising them. We assess our processes by looking at risk management, technology and innovation, leadership, people and work processes.

Our safety and health system standards are reviewed and audited every two years in line with ISO 45001:2018. We have seen solid improvements in their compliance to those standards across the company. Our Major Hazard Control Standards were first developed in 2016 and revisited again in 2018. These are mandatory standards and continue to enhance our control regime, incorporating technical innovations designed to make our working environments safer.

The final step in embedding the Major Hazard Control Standards was defining mandatory critical controls and the monitoring capability to proactively identify deviations. Examples include detection systems on vehicles and locomotives, innovative solutions for otherwise hazardous tasks and tele-remote drilling operations. The use of technology means a reduced margin for human error and less human exposure.

We have also continued reporting high-potential incidents – these are defined as incidents that have an actual or potential consequence of loss of life or permanent disability – enabling us to record and analyse the incidents that could have led to fatalities. We will continue to analyse the causes of these near misses and critical control failures. We are learning from this information and incorporating these learnings into our safety systems and standards to prevent any recurrences.

We also adhere to global standards and are rolling out ISO 45001:2018, which has replaced the OHSAS 18001:2007 series. All our sites are currently OHSAS 18001:2007 certified and three operations, Sunrise Dam, Siguiri and Geita, have already converted to the ISO 45001:2018 standard.

As a member of the ICMM, AngloGold Ashanti adheres to the Council's global guidelines and practices. We were also involved in the drafting of the ICMM's Fatality Prevention: Eight Lessons Learned publication. **2**

We will again assess our safety strategies across the business in 2020. We will continue to work towards workplaces free from injury and harm while acknowledging the progress that has been made.

1 www.anglogoldashanti.com/sustainability/safety/

2 www.icmm.com/en-gb/health-and-safety/safety/preventing-fatalities

All injury frequency rate
(per million hours worked)



	Employees	Contractors	Total
2015	8.91	3.35	7.18
2016	9.39	4.09	7.71
2017	9.81	3.14	7.49
2018	6.56	2.13	4.81
2019	4.38	2.13	3.31

■ Employees ■ Contractors

Fatal injury frequency rate
(per million hours worked)



	Employees	Contractors	Total
2015	0.12	0.03	0.09
2016	0.06	0.05	0.06
2017	0.06	0.05	0.06
2018	0.04	0.03	0.03
2019	0.00		

■ Employees ■ Contractors

Occupational fatalities
(number of fatalities)



	Employees	Contractors	Total
2015	10	1	11
2016	5	2	7
2017	5	2	7
2018	2	1	3
2019	0.00		

■ Employees ■ Contractors

High-potential incidents
(per million hours worked)



2015	198
2016	210
2017	210
2018	140
2019	140


Cuiabá Safety Production Programme

Ensuring the safety and health of our employees is AngloGold Ashanti's first value. In order to achieve this, we have a series of frameworks and guidelines that our employees adhere to every day.

While our safety record has shown strong improvement in recent years, we recognise that the margin of error for people working in mines and processing plants is razor thin. This pushes us to continually look for areas of improvement.

After reviewing the accident history over the past five years at our Cuiabá mine in Brazil, we decided to develop what has been called the Safe Production Programme, which aims to maintain a zero fatalities rate while achieving a further reduction in injury rates.

The three-year project was launched in November 2018 and is being carried out in partnership with US-based consultancy DuPont, a world leader in safety practices. The first step in the programme was the creation of a framework to identify improvement opportunities in the execution and application of the operational risk management model related to occupational health and safety.

A corrective action plan was drawn up using data collected through surveys, interviews and field evaluations, and was aligned with our operational excellence programme.

The implementation was divided into three phases, the first of which was completed in 2019. This phase was called "the contention plan" and addressed seven critical risks. It was dedicated to ensuring the action plan was applied together with the operation's controls, with the aim of achieving zero fatalities.

The second and third phases will be implemented during 2020 and 2021. The second phase, "transformation areas", is a series of culture-related actions focused on improving mining and infrastructure management. The third phase, "project enablers and sustainers", will focus on cascading the actions implemented in the transformation areas phase to other areas of Cuiabá.

As a result of the project's developments in 2019, the operation's all injury frequency rate decreased by 15% compared to the previous year. An important breakthrough in visible leadership at the operations was also observed. The participation in the safe behavioural observation programme increased by almost 100%.

Through the programme the leadership also engaged in what has been called lead risk governance with their teams. This element identified 300 potential high-risk occurrences, and measures that were taken to address these. As a result of this action, the adherence to high-risk controls rose from 78% to 84%.

"Leading the mining team in the Safe Operation Programme has been a great experience," says Rodrigo Fideles, Cuiabá Operations Senior Mining Manager. "The team's engagement showed its constant commitment to maintaining a safe workplace. As project team leader, my aim is to ensure the team is committed to work safely and that employees follow standardised processes to ensure safe operations."

EMPLOYEE AND COMMUNITY HEALTH

Data tables
www.aga-reports.com/19/health#tables

Alignment with UN SDGs
www.aga-reports.com/19/health#sdgs



HEALTHY
workplaces , healthy employees
and healthy communities

📷 *Obuasi*

Providing healthy workplaces and maintaining the health and wellbeing of employees and communities are in line with our values and key in sustaining our business.

During 2019, we reviewed our health strategy to ensure the discipline is able to optimally play its role in securing and maintaining our licence to operate. [1] Work plans were created to better integrate health into the business, and to facilitate line management ownership of employee and community health. This not only drives productivity and improves employee wellbeing, but increases the importance of long-term risk management to the business.

Given the diversity of the countries in which we operate, we deal with a range of complex health issues. These include a variety of diseases as well as the differing social and health systems of our host countries. In this context we ensure, at the very minimum, that our activities cause no harm to employees or community members. Ideally, though, our interventions will enhance employee and public health where possible. [2]

We educate around prevention and treatment of disease, and also do the work to prevent and treat communicable diseases, such as malaria, HIV and Ebola, and raise awareness around various priority health issues. Our operations and our communities are interdependent, so our engagements with stakeholders are a crucial part in understanding the broader ecosystems in which we operate, supplemented by research where necessary.

We carry out health baseline studies because the impact of a mine on the natural and social environment brings changes both positive and negative. In some instances, we see large influxes of people where previously there were few, potentially bringing issues relating to nutrition, overcrowding, poverty, sex work and an increased burden on existing health infrastructure. At the same time, a more populous environment adds to the burden on water and sanitation and this, too, can alter disease profiles.

Of particular concern are non-communicable diseases, such as hypertension, diabetes and other life-style related conditions, which are the biggest health issues globally. Mental health is also an important risk worldwide and our operations are currently establishing systems to adequately assess this issue.

In order to better address health issues, we are pursuing a preventative approach rather than a reactive one, and in line with that imperative have reviewed our strategic focus areas and our key performance indicators at our mines. "Predictive leading indicators" targeting reductions in occupational exposures, are now included to help us identify problem areas and address them proactively.

We have also established a remote formal training programme in collaboration with the University of the Witwatersrand in Johannesburg to address an acute shortage of local occupational hygiene specialists at our African operations. This programme was designed to develop professional occupational hygiene capacity with minimal staffing disruptions, while reducing over-reliance on expatriates. So far, four of the six participants undergoing training have completed their intermediate level qualifications as occupational hygiene technicians and are now only a step below professional/advanced level. This is an important initiative that dovetails with our strategic objective of developing scarce skills among locals in the countries in which we operate, thus contributing to our localisation objectives.

Occupational health hazard programmes designed to deal with occupational exposures such as airborne pollutants and noise will be introduced at our Obuasi mine in Ghana and at Geita in Tanzania as it moves underground. Our risk assessments have been expanded to include both occupational and non-occupational environments, while we use bowtie risk analysis – a risk evaluation method that can be used to analyse and demonstrate causal relationships in high-risk scenarios – to further prioritise and identify necessary critical controls. (Please see page 30 of our 2015 Sustainability Report [3] for an explanation on bowtie risk analysis.) We rely on good baseline risk assessment and continuous monitoring programmes to maintain healthy working environments.

The proposed sale of our South African assets will alter the health profile of the company as currently most of our occupational disease issues, such as silicosis (see case study opposite) and noise-induced hearing loss, are found in our South African mines.

Our strategic focus is moving beyond "do no harm" to one underpinned by a desire to actively improve, where possible, the environments in which we operate. We manage risk inside and outside the mine fence. As a company we understand the need to visibly demonstrate to communities how we protect and promote their health and wellbeing. Through evidence-based strategies, we can effect long-lasting and meaningful change and improvements.

We work to educate employees and communities, and to control and treat malaria in all our Continental African sites. We have made significant progress across our operations in reducing the number of malaria cases particularly through indoor residual spraying. Last year, however, at Siguiri in Guinea and Geita in Tanzania, we faced some challenges in the roll out of these programmes. This led to a disruption in the spraying cycle, which ordinarily is completed prior to the rainy season, and as a result we have seen a rise in malaria cases at Siguiri and Geita. The delay to the spraying schedule has been addressed and we are hopeful cases of malaria will again begin to fall.

At Obuasi the infection rate continues to decline. We are part of a public-private partnership with the government of Ghana and The Global Fund* to Fight AIDS, Tuberculosis and Malaria, and are carrying out an integrated malaria control programme that includes information and awareness campaigns, indoor residual spraying, chemoprophylaxis for high-risk people, and early diagnosis and treatment. All these actions are underpinned by comprehensive surveillance and the monitoring actions of key indicators to demonstrate positive impact.

On the recommendation of the government of Ghana, AngloGold Ashanti Ghana has been a principal recipient of Global Fund financial awards. It has replicated the control model to 16 districts across Ghana in the Upper West and Upper East, some of which are far from our mines. To do this we have established a subsidiary company, AngloGold Ashanti (Ghana) Malaria Control Limited, to administer these donor funds.

We have been successful because, from the outset, we introduced a continuous monitoring process, which has been able to demonstrate the success of the project. Since the programme started over 10 years ago, we have seen a 90% reduction in malaria cases at the mine hospital and a decrease in absenteeism caused by malaria. AngloGold Ashanti (Ghana) Malaria Control Limited sprays over a million structures annually, protecting approximately a million people from malaria, and creates about 1,300 local temporary jobs every year.

* *The Global Fund is a partnership designed to accelerate the end of AIDS, tuberculosis and malaria as epidemics. www.theglobalfund.org/en/overview*

1 *www.aga-reports.com/19/sr/material-issues/health#strategy*

2 *www.anglogoldashanti.com/malaria-control-programme-in-ghana/*

3 *www.aga-reports.com/15/download/AGA-SDR15.pdf*



Integrated Malaria Control Programme case study



4 *www.aga-reports.com/19/sr/stories/ghana-malaria-control*



CASE STUDY



Court approves settlement of silicosis and TB class action

In 2019, AngloGold Ashanti finalized a legal settlement that resolved a silicosis class action suit by a number of attorneys acting on behalf of former mineworkers and took steps to address certain shortcomings in the state-run compensation system.

In July 2019, a full bench of the Johannesburg High Court approved the May 2018 settlement agreement. The settlement was between the Occupational Lung Disease Working Group – representing African Rainbow Minerals, Anglo American South Africa, AngloGold Ashanti, Gold Fields, Harmony and Sibanye-Stillwater – and the settlement classes' attorneys, Richard Spoor Inc, Abrahams Kiewitz Inc and the Legal Resources Centre. On 10 December 2019 the agreement became unconditional with the delivery of the audited report of the opt-out process. Only three individuals chose to opt-out, confirming the near unanimous approval of the settlement agreement.

The Tshiamiso Trust, which will implement the agreement over the next 13 years, was established. The trustees are currently developing processes for tracing class members, receiving and processing submitted claims, arranging for applicants to undergo benefit medical examinations and paying benefits to eligible claimants.

The payment of compensation benefits on a large scale will become possible once the organisation and systems of the trust have been established. It is anticipated that the first payments will occur in the second quarter of 2020. The databases of the mines, the client's attorneys and records of individuals who have registered an interest in claiming via a call centre and online have been amalgamated and will provide the basis for identifying the first group of claimants.

There are 10 classes of claimants. The main ones will fall in a category eligible for payments ranging from R70,000 to R250,000, depending on the seriousness of the diseases (silicosis and TB) and whether the claimant is an ex-miner or a dependant. There is also a R10,000 category for TB with no proof of the degree of TB. In a limited number of cases of very severe silicosis, the settlement trust will be able to raise the payment to a maximum of R500,000.

For more information on the settlement, see www.silicosissettlement.co.za.

EMPLOYEE AND COMMUNITY HEALTH CONTINUED



New cases of silicosis
(number of new cases)

Year	Value
2015	142
2016	131
2017	107
2018	47
2019	19



Noise-induced hearing loss (NIHL)
(number of cases)

Year	Value
2015	68
2016	147
2017	132
2018	39
2019	20



All occupancy disease frequency rate (AODFR)
(per million hours worked)

Year	Value
2015	6.62
2016	7.13
2017	7.03
2018	3.29
2019	

43 New cases of occupational TB
(2018: 88)

CASE STUDY

Tropicana implements programme to address sleep disorders

AngloGold Ashanti's Tropicana gold mine in Australia rolled out a programme based on improving health, safety and productivity outcomes by identifying and supporting people with sleep disorders. These conditions can be debilitating and dangerous for people who work on mine sites. Since the programme started, there has been a 51% reduction in fatigue alarms among haul truck drivers.

"Fatigue management, particularly for personnel working on a fly-in, fly-out site such as Tropicana, is a key driver when it comes to the health and safety of our employees," says Stephen Perkins, Tropicana General Manager. "Tropicana's fatigue management tool is industry leading and the engagement of the workforce was paramount in its success."

Melius Consulting was brought on board to work alongside Tropicana and its alliance mining contractor, Macmahon Holdings, on this intervention.

The first step in the process was the running of a trial that made use of various technologies to reduce risks to employees, and to minimise incidents involving high-risk activities such as mining operations and processing.

These included a driver safety system (DSS), which was installed in the entire fleet of haul trucks to monitor driver fatigue, and the introduction of a wrist-worn device, the Readiband, to measure sleep quality and sleep/wake timing. Subsequent analysis of the data indicated that employees were experiencing sleep-related issues that affected their alertness during day and night shifts across our various rosters.

Some of the key findings were:

- Approximately 60% of individuals were not obtaining the recommended seven to nine hours of sleep per night
- Individuals spent 14% of their shift time at an alertness level less than 70%. This can result in a reaction time equivalent to a person with a blood alcohol concentration of more than 0.08%
- Some 16% of participants using the Readiband were identified as potentially requiring sleep disorder screening

Melius Consulting was then engaged to work collaboratively in developing a solution to identify, screen and treat individuals with potential sleep disorders in order to return them fit for work. Key factors of their solution included:

- Reducing fatigue-related risks and incidents
- Reducing the cost reduction of sleep disorder screening
- Expediting turnaround times for the treatment of sleep disorders
- Minimising the impact to production

Fatigue data from the DSS was reviewed monthly to identify individuals who may require sleep disorder screening. These people then completed a series of validated sleep questionnaires online, which included general health issues affecting sleep such as obstructive sleep apnoea, shift work, insomnia and sleepiness.

The programme also involved a specialist travelling to Tropicana periodically to conduct sleep disorder screening. Individuals attended a one-hour appointment where a sleep technician attached several sleep sensors and wires that the individual then wore overnight. The sleep disorder screening conducted at Tropicana was more commonly referred to as a "home sleep study" or polysomnogram (PSG), the gold standard in assessing an individual for a sleep disorder.

Individuals were provided with their results within four days of screening being conducted and those identified with a potential sleep disorder were provided with a treatment plan and managed in accordance with AngloGold Ashanti's injury management and return to work procedures.

In 2019, this project was a finalist in the Work Health and Safety Excellence Awards, which are organised by the government of Western Australia's Department of Mines, Industry Regulation and Safety.

CONTRIBUTING TO RESILIEN T, SELF-SUSTAINING COMMUNITIES



Data tables
www.aga-reports.com/19/communities#tables



Alignment with UN SDGs
www.aga-reports.com/19/communities#sdgs

MAKING A DIFFERENCE
for common good

We operate in an environment where communities affected by our activities work with us on the basis that the relationship be mutually beneficial, and that our operations bring sustainable social and economic upliftment during and beyond the life of mine. A lack of direct economic opportunity, relative to the size of local populations, and compounded by low levels of trust and acceptance of the mining industry can lead to increased incidents of community opposition and conflicts with mining companies. This heightened risk represents a threat to any company's social licence to operate and highlights that we need to achieve and maintain a successful sustainability strategy that builds resilient and self-sustaining communities.

Building relationships and partnerships

Meaningful engagement is key to building trust with communities and other stakeholders. We work to secure and maintain our social licence to operate by preserving relationships and establishing mutually beneficial partnerships with host communities, governments and other external stakeholders.

In 2019, we enhanced our collaborative efforts with different spheres of government, finding common ground where we jointly support host countries' socio-economic development aspirations.

- In Geita, a 2019-2020 memorandum of understanding on the mine's corporate social responsibility (CSR) plan, a requirement of the mining code, has been signed.

- In the lead-up to reopening of the Obuasi mine, relations with local communities and with various external stakeholders were strengthened by the development and approval of a detailed social management plan.

- In South Africa, the new social and labour plan for the 2020-2024 period was submitted to the Department of Mineral Resources and Energy for approval following consultation.

- In Brazil, as part of our CSR, we have developed a sustainable partnership programme that promotes local businesses (see the case study on page 25).

- In Guinea, working with the United States Agency for International Development, we signed a memorandum of understanding to fund a body called the Siguiri Agricultural Development Activity, which supports cashew nut projects by providing seedlings and capacity building for local farmers.

Mitigating current and legacy impacts

As a responsible miner, our approach to social impact management aims to ensure we identify and mitigate past, current and future impacts. All operations have in place grievance mechanisms to address complaints and grievances. These complaints and grievances are captured and managed on our Community Information Management System (CIMS) and resolved as expediently as possible. In 2019, complaints and grievances lodged across the group varied, though there were certain notable themes, namely demands for employment, illegal occupation of company-owned land (mainly in Brazil), and complaints related to structural damage from blasting activities in Geita and Iduapriem. In Guinea we received complaints related to demands for employment and compensation from land access processes.

At Geita mine, the remediation process for grievances relating to cracked houses in Katoma and Nyamalembo villages was concluded in the final quarter of 2019, in conjunction with the relevant authorities and communities.

At Siguiri, the ongoing arbitration regarding complaints from community members relating to the Area 1 resettlement in 2015 continued under the aegis of the International Finance Corporation's Compliance Advisor Ombudsman (CAO). The process continues to move forward, with agreements reached in four areas, and constitutes a good-faith effort to address concerns from the community.

In Brazil, the voluntary resettlement of the Santos Reis community adjacent to Serra Grande mine saw significant progress during the year with 32 families moved in 2019. This meant a total of 42 families out of 51 were settled in new home.

At Iduapriem, we concluded the third phase of the Ajopa and Mankessim land-for-land compensation, covering 102 farmers.



CONTRIBUTING TO RESILIEN T, SELF-SUSTAINING COMMUNITIES CONTINUED

Socio-economic development

Sustainable socio-economic development (SED) initiatives are vitally important if we are to contribute to self-sustaining communities. The ability to demonstrate the positive impacts from projects is important in obtaining and maintaining our social licence to operate. All operations have implemented social development programmes in line with their own development imperatives, including the profile and needs of host communities, the resources available for investment and the relevant regulatory requirements, among other things.

The SED initiatives implemented were intentionally slanted towards our key community investment focus areas,[3] which include social infrastructure, health facilities and services, education, training and skills development, and small, medium and micro enterprise (SMME) development. For 2019, the group community investment spend totalled $27.69 million as compared to US$22.25 million in 2018.

Notably in South Africa, support to SED initiatives, inclusive of alternative livelihoods, continued but yielded variable outcomes. The Masakhisane Enterprise Development Fund, which provides interest-free loans, continued to support local businesses in 2019. At Geita mine, the 2018-2019 CSR plan was instrumental in the refurbishment of schools and medical facilities in the Geita region. At Iduapriem, positive results have been achieved in the implementation of various agricultural projects through the AngloGold Ashanti Iduapriem Community Trust Fund.*

In Guinea at Siguiri, the 30km-long Siguiri-Kintinian road project was completed in partnership with the Guinean government at a cost of $10 million. AngloGold Ashanti contributed $5 million. The project involved tarring the national road, which improved road conditions, access to the town of Siguiri, and reduced dust levels. The project followed our localisation policy, hiring workers and procuring material and services locally.

AngloGold Ashanti Australia awarded a contract for ore rehandling and crusher feed at the Sunrise Dam gold mine to Aboriginal contractor Carey Mining Pty Ltd, continuing a business partnership that began more than 20 years ago. Carey Mining employs 57 people on the Sunrise Dam contract.

Local procurement

We continue to forge ahead with the implementation of our local procurement policy[4] in all jurisdictions in which we operate, together with jurisdiction specific legislative requirements. An example being, Ghanaian legislation requires mining operations to comply with the Ghana Minerals and Mining (General) Regulations (L.I.2173) on local procurement.

At Geita we held a local business forum to provide information and increase communication and transparency around Geita Gold Mine's sourcing practices, to better prepare Geita vendors to compete successfully for our business.

** The Trust was established to make a positive contribution to the development of communities in the vicinity of the Company's mine at Iduapriem.*

CSI focus spend
(%)



$27.69 million
total CSI spend

Social Infrastructure	52%
Education and Youth	12%
Health	5%
SME Support	8%
Environment	1%
Arts Culture and Heritage	2%
Tax Incentives	4%
Donations	16%

Community investment (less equity-accounted investments)
($ million)

2015 15.22
2016 20.16
2017 24.05
2018 22.25
2019 27.69

Community incidents
(number)

2015 15
2016 2
2017 17
2018 26
2019 32

Total procurement spend
($ billion)

2015 2.10
2016 1.98
2017 2.29
2018 2.06
2019 2.05

[3] *https://thevault.exchange/?get_group_doc=143/1567754176-2019ManagementStandardonSocioeconomicContribution.pdf*

[4] *www.anglogoldashanti.com/wp-content/uploads/2019/05/Local-Procurement-Policy_final.pdf*

84%

Proportion of spend on local suppliers
(2018: 78%)



$2.05 billion
of Group total procurement spend

Total centrally managed procurement spend	Total regionally managed procurement spend
69%	**31%**
$1.41 billion	**$0.64 billion**

Strengthening systems and processes

The community affairs discipline is underpinned by robust frameworks, policies, standards, and reliable information management systems. Activity in this field during 2019 was enhanced by the review of previously approved community policy and management standards, and initiating the development of other supporting standards, including the non-governmental and civil society organisations management standard. [1]

In 2019, we also launched phase 2 in the rollout of CIMS. The system will improve performance through the efficient recording of all information relating to the development, monitoring and reporting of social projects and management processes.

Community incidents or events around our operations or as a result of our activities that led to, or may lead to, disruption in communities and/or AngloGold Ashanti's operations, can be self-reported through CIMS. They can also be reported by third parties through the sites' complaints and grievance mechanisms.

All community incidents are managed in line with AngloGold Ashanti's Incident Management Standard. [2] In 2019, 32 incidents were reported, a 23% increase from 2018. This upward trend started in 2016 and reflects the improved reporting systems across the group. Reported incidents were predominantly related to community disputes over ownership and access to mine dumps in South Africa and demands for tarred roads and local employment in Guinea.

[1] www.anglogoldashanti.com/sustainability/community/

[2] https://thevault.exchange/?get_group_doc=143/1567753956-2019CommunityIncidentManagementStandard.pdf

---



CASE STUDY

Brazil's Sustainable Partnerships Programme

AngloGold Ashanti has a number of partnerships in place that help us to live up to our commitment to make the communities in which we operate better off because of our presence. In Brazil, our Sustainable Partnerships Programme is the main platform for our social investment.

Through this programme, we provide subsidies to people to play a leading role in their own development. AngloGold Ashanti Brazil invests around $253,376 annually in projects that address social, cultural or environmental issues that will have positive and lasting effects on communities. These projects are selected after an open and transparent application process in which community members play an active role.

In addition to receiving financial support, developers of the projects selected receive training from qualified consultants, covering topics such as management, finance, marketing, and other skills essential for sustaining and growing an emerging business.

The initiatives chosen must be aligned with the programme's values and contribute to at least one of the United Nation's SDGs. In the past nine years, AngloGold Ashanti estimates that this intervention has benefited about 27,000 people through 240 social projects. In 2019 alone, 24 initiatives from six municipalities in Brazil received support.

One of the projects selected for the programme was Que Planta, which is located in the Santa Barbara Municipality. Que Planta is an initiative dedicated to the mapping, cultivating and marketing of seedlings and seeds for agroforestry system development. With AngloGold Ashanti's contribution, the group was able to build a nursery with an irrigation system and a refrigerated seed bank. It also bought tools and invested in marketing.

Que Planta created a site to gather data on plant species, enabling the company to map them, and to survey the people who own them and others who would like to acquire them. The partnership has made it possible to produce a diverse range of seedlings efficiently and to a higher quality. It also meant Que Planta could increase the reach of its business.

Another project is the Barra Feliz Association, also in the Santa Barbara Municipality. The Barra Feliz Association generates employment and wealth through projects that involve traditional handicrafts. The Sustainable Partnerships Programme funds sewing courses and, in 2019, enabled the purchase of items for the manufacturing process, including sewing machines, as well as furniture and other workspace equipment.

CONTRIBUTING TO RESILIEN T, SELF-SUSTAINING COMMUNITIES CONTINUED



CASE STUDY

PROVIDING TRAINING
and education in our host communities



Kwame Nkrumah University of Science and Technology opens an Obuasi campus

AngloGold Ashanti has helped to facilitate the development of a satellite Obuasi campus for Ghana's renowned Kwame Nkrumah University of Science and Technology (KNUST), which is headquartered in the city of Kumasi. Through the provision of training and education, this move will contribute to the long-term economic viability and resilience of the Obuasi Region. The catalyst for the university's new outpost was the donation of a number of office complexes and residential properties at the north Obuasi mine.

The creation of positive and lasting legacies that will endure beyond the life of our mines depends on developing the skills and nurturing the talent of young people in our host communities. The company has realised that the most effective way to achieve success in this regard – and to breathe life into our value of leaving communities better off – is to partner with specialists in the field of education.

AngloGold Ashanti Ghana contributed more than half of the $74,155 renovation costs as part of its CSR investment, complementing the municipal assembly's contribution.

On gaining approval from the government of Ghana to proceed with the project, a working group was formed comprising

representatives from AngloGold Ashanti Ghana, traditional leaders of the Obuasi area and the municipal assembly, and members of the KNUST faculty. Once formed, the group set about planning the development of the university campus.

The campus was launched in 2019 with the enrolment of 343 students for the 2019 and 2020 academic year, 105 of whom are women. A number of Bachelor of Science courses in the areas of engineering, science and business are available, including qualifications in geological and metallurgical engineering, environmental sciences and business information.

"Due to the small class sizes, the lecturers are able to assess individual needs much better and help us to understand what is being taught," says Gabriel Owusu Ansah, a metallurgical engineering student. "I am excited to be one of the pioneers, and I will work hard to be a good role model for those who come after us."

Both AngloGold Ashanti and the government of Ghana believe that the establishment of the university campus will boost the local economy and ensure it continues to thrive beyond the life of the mine. KNUST hopes that the campus will develop into a full-fledged university comparable to the University of Mines and Technology in Tarkwa, located near some of Ghana's other major gold mines.

RESPONSIBLE ENVIRONMENTAL STEWARDSHIP

Data tables
www.aga-reports.com/19/environment#tables

Alignment with UN SDGs
www.aga-reports.com/19/environment#sdgs



CONSISTENT APPROACH
across our global portfolio

📷 *Geita*

The nature of mining dictates that air, water and energy management, biodiversity protection and land rehabilitation will consistently be key focus areas of our environmental stewardship. The degree to which we manage these at each of our operations will be influenced by their different geographies.

At an operational level, our work is governed by our Group Environmental Policy, Standards and Guidelines.[1] Adherence to these requirements is tested during combined assurance audits. This overarching architecture aims for a consistent approach across our global portfolio, while also allowing operations to adapt their environment management programmes to varying operational, geographical, climate and regulatory settings.

Each operating site's unique suite of controls is also maintained through its Environmental Management System (EMS), which is certified to the ISO 14001:2015 standard. Collectively, these processes and systems provide the foundation for securing and enhancing our licence to operate.

We continue to progress towards further integration between key functions. For example, in preparation for the recommencement of operations at our Obuasi mine in Ghana, we developed an enhanced management operating system that sets out the accountabilities and workflow maps within the environment function and between the environment and line functions. It is anticipated that this integration will contribute to improved environmental outcomes for the site.

Water

Water is a valuable and often scarce resource, making water management a vital focus area for the company. Our water is imported from three major sources: utility companies; surface water sources, which include rivers and lakes; and groundwater sources, which include groundwater draining into mine pits and into deep underground workings.

A primary objective of water management at site level, is to minimise the volume of imported water, often working towards a site-specific target. We also track performance by monitoring the water recycling percentage and the volume of water imported per tonne of ore treated at site level. Another primary water management objective is to prevent the contamination of water resources by our activities. Although we operate some zero discharge sites, operations in wet climates typically treat and release excess water in keeping with regulatory water quality discharge limits.

In aligning our water reporting to the ICMM Consistent Water Reporting guide, we undertook an analysis of our operating sites' water context using the WWF Water Risk filter. The results of this analysis were adapted with local site knowledge and are summarised graphically on page 28. In addition, we present a group overview of our interactions with water over 2019.

In South Africa at our West Wits operations, we continue to manage acid mine drainage (AMD) that flows from the disused neighbouring mines each day. We have carefully managed the risk of water spilling from the West Wits water circuit by balancing our site water inventories. This somewhat delicate balance has thus far been achieved by accelerated water evaporation technologies and by using the water for the reprocessing of old tailings storage facilities after its acidity has been neutralised.

At Geita mine in Tanzania, we have initiated a project where the potential for using bacteria to directly remediate sulphate in groundwater, is being assessed. After a successful proof of concept field trial, the project is scaling up to a larger scale field trial. If this in-situ remediation approach succeeds, it has scope to be applied at other company operations.

Tailings

In response to the Brumadinho Tailings Storage Facility (TSF) failure, a coalition comprising the ICMM, the Principles for Responsible Investment (PRI) and UNEP co-convened an independent review of global tailings management practice. The aim was to establish an international standard on TSF management that seeks to eliminate catastrophic failures of TSFs.

Professor Bruno Oberle was appointed by the co-conveners as independent chair of the Global Tailings Review (GTR)[2] panel. The GTR panel issued a public consultation draft in November 2019. AngloGold Ashanti provided comment on the draft standard through the ICMM, which consolidated comments from its 27 members companies. The standard is scheduled to be completed in 2020, and if it enjoys the support of all three co-convenors, it will be adopted by the ICMM as a requirement for its members.

The Brumadinho TSF failure also resulted in a significant global push for increased transparency around tailings facilities, prompting a coalition comprising the Church of England Pensions Board (CofE), the Swedish Council on Ethics and the UN-supported PRI to request that global mining companies publicly disclose essential information relating to their TSFs. Our response, which will be updated when appropriate, can be found on our mine tailings disclosure[3] document.

[1] *https://www.anglogoldashanti.com/sustainability/environment/*

[2] *https://globaltailingsreview.org/*

[3] *https://thevault.exchange/?get_group_doc=143/1560011239-AngloGoldAshantiMineTailingsDisclosurecertifiedbytheChairmanandChiefExecutiveOfficer.pdf*

RESPONSIBLE ENVIRONMENTAL STEWARDSHIP CONTINUED



Site water risk by type

100% Physical (scarcity or excess)

67% Reputational

33% Regulatory

Site water opportunity by type

77% Improved efficiency

50% Cost saving

50% Social licence to operate

Percentage of sites by catchment stress category (%)

High stress	17%
Moderate stress	75%
Low or very low stress	8%

Group site water sources and local climate type (%)

Arid and semi-arid	57%
Arid and semi-arid (low quality groundwater)	25%
Arid and semi-arid (utility water)	19%
Arid and semi-arid (surface water)	13%
Tropical (surface, ground and utility water)	30%
Dry sub tropical (surface water)	13%

Source: WWF Water Risk Filter



21,637ML
imported from surface water

16,380ML
imported from groundwater

9,880ML
imported from water utility suppliers

25,688ML
harvested from rain on process facilities

228,306ML
reused water

301,890ML
needed to sustain core operational site tasks of:

Surface and underground mining

Underground mine cooling

Ore milling and processing

Tailings transport and deposition

Dust suppression

Dewatering

Water Sanitation and Hygiene (WASH) services

76%
reused water

67,343ML
consumed through evaporation, entrainment and other task losses

6,241ML
treated and discharged to surface water

Water diverted to the environment without being used in production tasks: **17,003ML**



CASE STUDY

Quebradona Biodiversity Initiative

In Colombia, AngloGold Ashanti is evolving the concept of mining as a tangible tool for social, environmental and economic development, with a ground-breaking plan to create – and integrate -- a park and biodiversity centre into its Quebradona copper-gold project, in Colombia's Antioquia province. This park has been designed to preserve the local environment in the area and to restore elements of the eco-system to their natural state.

This project is in line with AngloGold Ashanti's ambition of reducing – and wherever possible offsetting – impacts on biodiversity.

The initiative is intended to gradually facilitate the regeneration of more than 2,500 hectares of indigenous tropical dry forest and high mountain forest. The re-introduction of this flora will help regenerate the area's unique ecosystem, which has been impacted by farming and other land uses. AngloGold Ashanti Colombia believes the Park, will incorporate a series of innovative architectural designs and has the potential to attract tourism to the area, complementing the development opportunities brought by the mine.

"Our environmental legacy will be to improve the connectivity of the region's ecosystems, developing our project with cutting-edge technology and good global practice, that not only respects and protects biodiversity, but seeks to improve the natural capital of the region", Felipe Márquez, Colombia AngloGold Ashanti Senior Vice President said.

The environmental impact assessment for our Quebradona copper/gold mine development was submitted in November 2019. The development of the park is anticipated to take place in 2021 and, in a departure from traditional mine development models, will be integrated into the Quebradona project during construction. 1% of the project's value needs to be invested in environmental improvement projects and through development of the park, we aim to promote conservation of the region's water sources, fauna and flora. Extensive engagement with local communities took place in preparation of the plan, including Jerico, the nearest town to the proposed development site



Colombia's Ministry of Environment has declared tropical dry forests as 'strategic ecosystems' because of their role in conserving the biodiversity of plants and animals unique to the area. These forested areas have been steadily denuded from Colombia's landscape amid a growing logging industry and increasing demand for agricultural and grazing land. Today, only 8% of the original land of tropical dry forest in Colombia remains, the tropical dry forest of southwest Antioquia, near Jericó, has practically disappeared. In studies conducted by an independent body, the Humboldt Institute, it has been found that these forests can provide an ecosystem capable of supporting more than 2,600 species of plants, 230 species of birds and 60 species of mammals.

The park will include a research centre that focuses on species indigenous to the area's unique ecosystem. As it develops and integrates with the tropical dry forest of Jericó, the intention is to reconnect the biological corridor that once existed between a number of rivers and streams, allowing for the conservation and resurgence of species of plants and animals in the area.

Energy and climate change

For more than a decade, AngloGold Ashanti has been proactive in acting on climate change, both through its own strategy and through industry associations. In 2008, the company provided early leadership when it committed to an ambitious greenhouse gas (GHG) emissions intensity reduction target of 30% by 2022.

In the context of mining, emission targets become progressively more challenging to meet, given that mining is by its very nature more energy intensive each year. Lower grades mean more rock shifted and as mining progresses further away from infrastructure, so longer distances are travelled, requiring more energy. The group target was successfully achieved in 2018, ahead of the 2022 target date.

In 2019, we continued to mitigate our carbon footprint, marginally increasing our GHG emissions intensity by 1%, 31.8kg (2019) versus 32.1kg (2018) of GHG per tonne treated, and kept our absolute GHG emissions flat. This was despite a 3.7% increase in the total energy we used to sustain production. These improvements were led by continued benefits from energy efficiency gains at our South African mines, and which despite a 9.3% increase in the South African grid emission factor, managed a 8.5% reduction in their absolute emissions and a 9.2% reduction in their emissions intensity, compared to 2018.

External investor and consumer pressure around ESG issues, especially climate change, continues to intensify. This has been particularly acute in the past year and among some of AngloGold Ashanti's largest shareholders. While additional asset sales will naturally lead to further reductions in emissions intensity, it is crucial for the company to develop a comprehensive new climate change strategy. This will seek to develop updated emission reduction targets, ensure that we insulate our operations against physical climate risks that may impact both our operations and host communities, implement appropriate climate disclosure systems and maximise further opportunities for cost-saving energy efficiency programmes. We will be guided by, among other things, the ICMM's updated Climate Change Position Statement[1] and through use of the ICMM-hosted Mining Climate Assessment Tool (MiCA), which we have already used to model impacts from climate change on TSF design and construction.

1 *https://www.icmm.com/website/publications/pdfs/mining-principles/position-statements_climate-change.pdf*

RESPONSIBLE ENVIRONMENTAL STEWARDSHIP CONTINUED

In 2020, we also intend transitioning our primary climate change disclosure platform, which has historically been done under the Carbon Disclosure Project, to disclosing in accordance with the Financial Stability Board's Task Force on Climate-related Financial Disclosure (TCFD) recommendations.

Carbon tax

The South African carbon tax was signed into law by President Cyril Ramaphosa and gazetted in May 2019. The first phase of the act came into effect on 1 June 2019. This phase applies to Scope 1 emitters until 31 December 2022 and contains tax-free emission allowances. In 2019, our South African operation's Scope 1 emissions were under 17Kt and will not attract material carbon taxes for the 2019 period.

93% of sites certified to ISO 14001:2015

87% of sites certified to the International Cyanide Management Code

Obuasi will initiate processes towards these certifications, once ramped up to full production in 2021.

Integrated closure management

There is an increased focus on managing the social aspects of closure as operations wind down, which is consistent with the ICMM's recently updated guidance on closure management. 2

The social impact of closure is perhaps the most difficult element of closure to gauge and manage effectively. There is growing emphasis on contributing toward resilient and sustainable communities during the life cycle of the mining operation.

We are working to achieve this goal by engaging with our communities, allowing them to identify the projects they would like to see developed in the areas of health, education, agriculture, small business and supply chain development. Simultaneously, we will continue to rehabilitate disturbed land as we mine, through this we face a number of challenges, which include ASM (see page 35).

In Mali, the implementation of the Yatela mine's closure plan remains on hold while the share purchase agreement with the government of Mali, signed in April 2019 and awaiting ratification, is finalised.

At Sadiola, mine operations ceased in 2018, while stockpile processing continued. An integrated mine closure plan was submitted to the government in October. In December, AngloGold Ashanti (AGA) together with its joint venture partner, IAMGOLD Corporation (IMG) agreed to sell their interests in Société d'Exploitation des Mines d'Or de Sadiola S.A. ("SEMOS") to Allied Gold Corp ("Allied Gold"). SEMOS' principal asset is the Sadiola Mine located in the Kayes region of Western Mali. AGA and IMG each hold a 41% interest in SEMOS with the remaining 18% interest held by the Government of Mali (see press release for more details). 3

At Geita in Tanzania, the mine submitted an integrated mine closure plan to the National Mine Closure Commission in October 2019. Discussions around the posting of a rehabilitation bond, in the form of a bank guarantee, will start once the mine closure plan is approved.

2 *https://guidance.miningwithprinciples.com/integrated-mine-closure-good-practice-guide/*

3 *https://thevault.exchange/?get_group_doc=143/1577096847-AngloGoldAshantiagreestosellitsinterestintheSadiolaMine.pdf*

Energy consumption
(petajoules)

2015 29.06
2016 28.55
2017 29.76
2018 25.38
2019 26.32

GHG Emissions
(kilotonnes)

2015 4,162
2016 4,062
2017 3,953
2018 2,571
2019 2,570

GHG emissions intensity
(kilograms of GHG per tonne treated)

2015 45
2016 48
2017 46
2018 32
2019 32







Energy intensity
(gigajoule per tonne treated)

2015 0.31
2016 0.33
2017 0.35
2018 0.32
2019 0.33





1
TAKING ACTION ON
CLIMATE
CHANGE

Climate change animation



1 *www.aga-reports.com/19/sr/stories/group-climate-change*

Total amount of land disturbed and not yet rehabilitated
(ha)



2015	26,946
2016	27,202
2017	26,176
2018	26,354
2019	25,738

Total amount of land rehabilitated
(ha)



2015	4,551
2016	4,787
2017	4,925
2018	5,238
2019	5,063



Corrego do Sitio Mine

2019 Reportable environmental incidents

Incident description	Our response
In early September, the Savuka Gold Plant's residue tanks overflowed due to operational challenges. This resulted in tailings slurry being released into a network of drainage canals beyond the plant boundary and reaching the Wonderfonteinspruit watercourse via the Welverdiend canal.	Immediate response measures were put in place to stop, monitor and mitigate the effects of the spill, which impacted an estimated surface area of 6,000m^2. Potentially affected parties downstream were notified, as were the Department of Water and Sanitation and the National Nuclear Regulator. The plant's residue pumping, and control system was reviewed to ensure that tailings slurry can consistently be delivered to the Savuka Tailings Storage Facility.
In late September, a pipeline, conveying tailings from the Mine Waste Solutions Plant to the Kareerand Tailings Storage Facility, failed near the Koekemoerspruit crossing, a stream that flows into the Vaal River. Subsequent water quality monitoring at key locations in the Koekemoerspruit and at the Midvaal Water Company's intake, downstream in the Vaal River, confirmed its effects were limited to the contained area.	Pumping operations were suspended and a containment berm was constructed downstream. Regulators and the landowners adjacent to the watercourse, were notified of the incident. Recovery of the impacted section of the Koekemoerspruit will be assessed through in-stream bio-monitoring by an independent specialist, following clean-up of the watercourse and adjacent surface areas impacted by the spill, an estimated area of 11,000m^2.
During October, at Siguiri mine's process plant, construction work for upgrading of the spillage containment infrastructure was in progress when operational challenges with reagent make-up was experienced. This caused cyanide-bearing solution to drain to a temporary spillage pond located inside the process plant fence. A valve on the pipeline connecting this internal pond to an external spillage pond, which served to increase spillage holding capacity, was in the open position. This allowed an estimated 80m^2 of the cyanide-bearing solution to reach the external pond, causing the death of a cow and 4 birds that consumed the water.	Upon discovery, immediate actions were taken to isolate and detoxify the water in the external pond. Regulators and local government representatives from Siguiri, were immediately notified.

🍃 RESPONSIBLE ENVIRONMENTAL STEWARDSHIP CONTINUED



CASE STUDY

We continue to
MANAGE OUR TSFs
to ensure that they are safe and well maintained



Tailings storage facility management in Brazil

Following the collapse in 2019 of the Vale Feijão Mine tailings storage facility (TSF) near the town of Brumadinho in Brazil that tragically left hundreds of people dead, the Brazilian government's regulation of TSFs has become more stringent and obtaining licence approval is increasingly challenging. As a result of this changing regulatory environment, we will be decommissioning Serra Grande's upstream TSF and AngloGold Ashanti Brazil is assessing a change from conventional tailings disposal to the dry stacking method. We have also increased the frequency of third-party TSF reviews so that they now occur biannually.

We have seven tailings dams in Brazil, six in the state of Minas Gerais and one in Goiás: Cocuruto, Rapaunha and Calcinados, located at the Queiroz Industrial Plant (Nova Lima, MG); CDS I and CDS II at the Córrego do Sítio business unit (Santa Bárbara, MG); Cuiabá Complex at the Cuiabá mine (Sabará, MG); and Serra Grande at the Serra Grande business unit (Crixás, GO). All of our structures have robust management and control systems[1] and we continue to manage our TSFs to ensure they are safe and well maintained.

We have engaged with concerned communities to demonstrate the effectiveness of our management systems. In 2019, more the 850 people from our nearby communities participated in visits to TSFs. Meetings and training sessions were also held to educate local residents and to clarify any doubts or concerns they might have.

All our structures have siren alarm systems that notify residents of emergencies. To reassure communities and help them prepare for any potential emergency scenario, AngloGold Ashanti Brazil held a number of practice drills, simulating emergency situations. In 2019, three drills took place: in Crixás, in Nova Lima/Raposos and in Santa Bárbara. These drills involved people going to public assembly points using designated safe routes.

These efforts help to secure our licence to operate, and show we are working in good faith and in compliance with Brazil's laws and regulations. They also emphasise that our first priority is the safety and health of our employees and the community members near our sites.

✳ [1] https://thevault.exchange/?get_group_doc=143/1560011239-AngloGoldAshantiMineTailingsDisclosurecertifiedbytheChairmanandChiefExecutiveOfficer.pdf



EMPLOYEE, COMMUNITY AND ASSET SECURITY


Data tables
www.aga-reports.com/19/security#tables


Alignment with UN SDGs
www.aga-reports.com/19/security#sdgs

REMOVING PEOPLE FROM RISK
and risk from people

 *Obuasi*

The threats faced across our operational footprint remain complex with escalated risk evident in most jurisdictions. This is the result of growing political instability, poverty, terrorism and the rise of ASM, both legal and illegal. Our operations, employees and communities are affected adversely as a result of the rise in general criminality and armed conflict.

In 2019, the safety and security of our employees and contractors remained our first priority as we implemented our sustainability and security strategies[1] across the group. Our focus was on collaboration and strengthening partnerships with various stakeholders such as governments, business partners, communities and law enforcement agencies, as well as the deployment of fit-for-purpose technology.

Specific measures are implemented to deal with various challenges across the business landscape, most notably reducing injuries to people, through the application of threat and risk management principles. Integral to the security strategy is the security five-point plan, which aims to remove people from risk and risk from people.

Illegal and ASM mining activities continued to pose a significant challenge to our operations throughout 2019 in South Africa, Tanzania, Ghana, Mali, Guinea and Colombia. In South Africa, gold producers continued to face an escalation in violent crime-related activities as a result of large armed criminal groups and illegal miners intruding into and invading mining areas. As a result, the South Africa Region Mines Crime Combatting Forum (MCCF) eight-pillar initiative was launched to address general criminality resulting from the increase of illegal mining activities in the Vaal River area.

At Siguiri mine, artisanal and illegal mining activities in our concession remain a threat to the operation as small-scale miners demand access to inactive mining areas. In some instances during the year, large numbers of ASM workers simply entered restricted areas on the concession, including dormant mining areas, to extract gold. In those instances our security teams reverted to monitoring only in an effort to reduce the possibility of conflict, while authorities were requested to provide assistance. The number of artisanal and small-scale miners operating in the region continues to increase due to migration into the area by people fleeing drought and armed conflict in the greater Sahel region.

We provide a secure environment for our employees and assets and underpinning this is consistent, open dialogue with communities, national, regional and local government. Building trust and conducting meaningful engagement with all relevant stakeholders is key to achieving our objective of community-enhanced security, where all citizens share a peaceful environment free from conflict. The success of the community policing forum at Geita mine (see case study on page 34) has been effective in reducing security risk and will likely be extended to our other operations.

We act with integrity, promote transparency and good governance and work together with governments and communities to co-design sustainable solutions to mitigate security risk. We also work with public and private security in countries where we operate, with the latter including military assistance in certain jurisdictions. In those cases, any military contingent deployed on our site will be required to undergo thorough induction in the Voluntary Principles on Security and Human Rights (VPSHR).[2] In all circumstances we will also make clear that we favour dialogue in resolving any disputes, and will always seek to de-escalate any confrontation to provide the space for peaceful resolution.

In all countries in which AngloGold Ashanti operates, threat and risk assessments are conducted to determine which security resources are required. In Colombia, Mali, Tanzania, Ghana and Guinea, risk assessments categorise threats as high and require the involvement of state police and/or military units (public security forces) on a near-permanent basis.

Our goal is to be proactive, constantly assessing the risks and, where we see potential threats, we develop and implement mitigating strategies to address these.

 [1] www.anglogoldashanti.com/sustainability/security-and-human-rights/

 [2] https://thevault.exchange/?get_group_doc=143/1502453784-VPSHR.pdf

EMPLOYEE, COMMUNITY AND ASSET SECURITY CONTINUED

Fatalities to AngloGold Ashanti security personnel in the line of duty
(number)



2015 0
2016 2
2017 0
2018 0
2019 0

Injuries to AngloGold Ashanti security personnel in the line of duty
(number)



2015 71
2016 35
2017 22
2018 30
2019 25

2% REDUCTION
In theft and loss incidents

Fatalities to community members related to security intervention
(number)



2015 3
2016 0
2017 1
2018 2
2019 0

Injuries to community members related to security intervention
(number)



2015 34
2016 36
2017 32
2018 40
2019 49

CASE STUDY



Geita gold mine builds a community policing team

The establishment of the community policing team at AngloGold Ashanti's Geita gold mine in Tanzania is an initiative that fulfills a number or our sustainability objectives.

The concept for the community policing team, which involves hiring and training people from communities next to the mine, was conceived in 2015. After close collaboration with the Tanzanian Police Force and local communities, a number of people who had already been working with the mine's community observers' programme joined other volunteers in the newly formed community policing team. A memorandum of understanding between the communities and Geita, which is renegotiated annually, provided the basis for the team's establishment.

This proactive initiative has involved the community from the start. Members of the policing team are rotated annually, broadening the opportunity for local residents who wish to be involved to receive training and earn an income. Some trained members have gone on to work for private security firms and some are engaged by local authorities in various government operations.

A steering committee oversees the community policing team, but the Tanzanian Police Force holds ultimate control. Geita sits on the committee and provides funding for the project. The community contributed land for the construction of the training centre, while the police force contributed the centre's building materials.

Given its continued success, we plan to roll out the initiative to more communities around the mine.

ARTISANAL AND SMALL-SCALE MINING (LEGAL AND ILLEGAL)


Data tables
www.aga-reports.com/19/asm#tables


Alignment with UN SDGs
www.aga-reports.com/19/asm#sdgs

SUPPORTING FORMALISATION
of ASM

Iduapriem

ASM often proliferates against a complex web of social, economic, environmental, legal and governance issues. ASM is a catch-all term that comprises artisanal miners who have engaged in manual digging and subsistence gold production for generations, as well as newcomers to the industry who are desperate to make a living. It also involves criminal networks that use exploitative practices to produce gold.

In all cases, there is little or no burden on these producers to rehabilitate the land they disturb, nor standards that govern how they produce their metal. Governments receive no benefit from the development of their natural resources. In some cases, the proceeds from these activities can be used to fund illicit activities, such as money laundering or terrorism, raising the stakes in the search for a lasting resolution.

Indeed, addressing the issue effectively is a major challenge and doing so will require creative and sustainable solutions. To date, there are a few examples of solutions that could be scaled up to deal with the rise in ASM amid higher commodity prices, climate change, migration and population growth.

This escalation in numbers and the complexity of challenges in some of the jurisdictions where we operate has necessitated a review of mitigation measures. These include additional resourcing and extensive dialogue with all stakeholders.

The impacts of illegal mining continue to be felt by both the company and the illegal miners themselves. As a company, ASM means we experience operational disruptions, and the loss of both gold reserves and production. Further, in instances where previously rehabilitated areas are targeted by ASM, additional rehabilitation costs are incurred.

The impacts for illegal miners are mainly safety and health related, with injuries and fatalities a constant risk alongside the negative health effects of the incorrect use of processing chemicals. The increase in ASM activities has also seen a rise in ASM fatalities as a result of illegal mining activities over the past two years.

The countries where AngloGold Ashanti has operations and projects affected by ASM are South Africa, Tanzania, Ghana, Mali, Guinea and Colombia. We seek harmonious co-existence with legal ASM through a two-pronged approach: providing direct support for the formalisation of ASM and promoting local enterprise development, which contributes to creating alternative livelihoods. We also work with country law enforcement agencies, which assist in protecting our mining tenements.

Our approach supports and promotes the concept of ASM formalisation. As reported previously, this is aligned to the Intergovernmental Forum (IGF) on Mining, Minerals, Metals and Sustainable Development 2013 policy framework, and its 2017 guidance document to help governments implement strategies to regulate ASM. Successful formalisation requires significant cooperation and collaboration between governments, communities, civil society, the private sector and international bodies.

We will continue to work with all stakeholders around the challenges of ASM and illegal mining. We are working to identify sustainable solutions for the benefit of all stakeholders, in particular our host communities where many residents are reliant on ASM-related income.

Fatalities to community members engaged in illegal activities
(number)



2015	10
2016	11
2017	33
2018	37
2019	25

Injuries to community members engaged in illegal activities
(number)



2015	8
2016	5
2017	18
2018	9
2019	20

✖ ARTISANAL AND SMALL-SCALE MINING (LEGAL AND ILLEGAL) CONTINUED



CASE STUDY

FORMALISING ASM
through training and capacity building



Gramalote partners with ASM to formalise mining

The Gramalote project in Colombia, now an equal joint venture between AngloGold Ashanti and B2Gold, is supporting a number of ASM formalisation projects. As in many areas in which AngloGold Ashanti operates, ASM has a long tradition in the area surrounding the proposed mine.

AngloGold Ashanti believes that formalisation of ASM can be important in stopping illegal and unsafe small-scale mining. Gramalote Colombia is contributing land in support of a number of ASM formalisation projects in the municipality of San Roque and its communities of La María hamlet and Providencia village.

Gramalote started a pilot formalisation process in San Roque in 2018 with 18 traditional informal miners from the La María hamlet. In July of that year, the company, with the support of the Secretariat of Mines of the provincial government of Antioquia, signed an act of mediation with the miners, through which a formalisation subcontract would be granted and 16 mining production units legalised in a 15ha area.

Gramalote has since continued its support for the formalisation processes being rolled out by the San Roque Municipal Administration, signing seven new subcontracts with 40 miners in Cristales, Manizales and El Diluvio.

Material extracted from the recently formalised mines will be processed in a mineral processing plant to be built on the Clarita property, also in the San Roque Municipality. Gramalote will help finance the plant which is expected to process material from all small-scale mines that join the formalisation process.

In another formalisation process in San Roque, led by the mayor's office, seven other mining production units near the Cristales village are in the process of formalisation.

In La María, formalisation began in March 2019 when 18 miners signed a contract that established Sociedad Mineros La María S.A.S. The Secretariat of Mines of the government of Antioquia, after inspections, declared nine of the newly formed production units viable and these have about 60 employees.

A programme was put in place where these artisanal and small-scale miners were trained by SENA, the state institution committed to community education, on issues related to mining safety, good mining practices and working in confined spaces.

RESPECTING HUMAN RIGHTS

 **Data tables**
www.aga-reports.com/19/respect#tables

 **Alignment with UN SDGs**
www.aga-reports.com/19/respect#sdgs

AngloGold Ashanti's commitment to upholding and respecting human rights is an expression of our core value of treating everyone – always – with dignity and respect. We endeavour to ensure that respect for human rights permeates all aspects of our business and have enshrined this commitment in our global Human Rights Policy,[1] which applies to employees, contractors and other business partners including supply chain, state actors and joint venture partners.

Aligned to the United Nation's Guiding Principles on Business and Human Rights (UNGPs), we have due diligence processes in place to identify, prevent, mitigate and report on our impacts on human rights. We also follow processes to enable the remediation of any adverse human rights impacts we may have caused or contributed to.

We have recorded two years without a reported human rights violation in any of our operating jurisdictions. We are mindful that we cannot allow any complacency to creep into our business, particularly given its scale and diverse operating footprint, and must continually seek ways to improve our human rights performance.

Potential human rights violations and allegations are generally self-reported, which emphasises a maturing human rights culture in the business. All operations have grievance and independent anonymous whistle-blowing mechanisms[2] accessible to internal and external stakeholders. All allegations are rigorously investigated using accepted investigation protocols, and where appropriate, investigations are independent.

We participate in the UN Forum for Business and Human Rights, the VPSHR initiative and the UNGC. As a member of the ICMM, AngloGold Ashanti actively participates in various working groups and initiatives designed to promote human rights.

We continue to conduct group-level human rights due diligence (HRDD) assessments, assessing progress against the 2017 self-assessment baselines. In 2019, we initiated group-level HRDD assessments as part of our ongoing combined assurance process. This further enhances awareness, raising the conversation about the rights of all stakeholders.

The integration of human rights standards throughout our supply chain remains an area of focus. We are carrying out work around supplier self-assessments and better processes to monitor and track performance. This is proving successful in contributing to the elimination of child labour and issues related to modern day slavery.

We maintain that through education and creating general awareness among internal and external stakeholders, and our resolute commitment to the respect for human rights, we can achieve our goal of zero harm. In this regard, 11,547 people underwent classroom or online training in 2019.



DIGNITY AND RESPECT

Tropicana

Human rights reported incidents under VPSHR
(number)

2015	1
2016	2
2017	3
2018	0
2019	**0**

Human rights allegations under VPSHR
(number)

2015	4
2016	6
2017	2
2018	1
2019	**3**

Percentage of security personnel trained on VPSHR and human rights

 **99.5%**
2018: 98%

40%

Percentage of new suppliers screened using:
criteria on human rights, labour practices, environment and impact on society*



* *In 2019, AngloGold Ashanti fully implemented the enhanced and more robust Responsible Sourcing Programme across its Continental Africa Region sites. This programme has become part of the vendor screening process, with assessments being conducted by site-specific discipline experts who are trained on how to identify and handle possible risks posed by a supplier. This rollout is enabling us to apply a consistent approach in respect to our supplier screening process.*



Responsible sourcing programme interview with Lindi Maqubela



[1] https://thevault.exchange/?get_group_doc=143/1501583010-HumanrightsPolicyStatement.pdf

[2] www.anglogoldashanti.com/whistle/

[3] www.aga-reports.com/19/sr/stories/group-responsible-sourcing

TALENT MANAGEMEN T, SKILLS DEVELOPMENT AND EMPLOYEE RELATIONS

Data tables
www.aga-reports.com/19/talent#tables

Alignment with UN SDGs
www.aga-reports.com/19/talent#sdgs

The human resources discipline in the areas of talent management, skills development and employee relations is evolving. Today, this field demands a more integrated approach through the business as it impacts all stakeholders. Key to this is enhancing gender equality and inclusion across our operations.

Globally we need to show that mining means progress and a long-lasting future through employment, career development and working with stakeholders to build sustainable communities.

When it comes to human resources, we are further integrating this function into the business and developing skills for the roles in which we will need them. We are working with local educational institutions to develop local talent, continuing with our mentorship programmes, providing career development, and catering for the well-being of our employees and the communities we operate in. As automation in areas of the mining industry becomes a reality, we need to ensure our employees are developing new skills.

Given the varying work environments at our sites, the adoption of new technology and appropriate training programmes will be adapted to the needs of each operation. We will work to build a highly-skilled labour force where individuals can work across a number of disciplines.

Talent management

Key to our integrated talent management strategy is the Chairman's Young Leaders Programme (CYLP), which saw eight candidates graduate in November 2019. The programme nurtures young talent to feed into the long-term talent pipeline across a range of disciplines. The accelerated development offered by the programme prepares the participants for leadership and critical positions in the future.

Since its launch in 2016, 34 candidates from a variety of disciplines have graduated, 53% of them women. Approximately 90% were promoted or have been given a broader scope of work and 91% have stayed with the company.

Our Future Leaders Mentorship Programme was launched in 2018. It provides the foundation for establishing structured mentor/mentee relationships aimed at skills transfer and accelerated career development. To date, 20 candidates from the CYLP have been matched and assigned to members of senior leadership as mentors across the organisation.

We continue to develop the leadership succession pool and have put in place strategies to attract, motivate and retain a skilled workforce through fair, responsible, transparent and competitive remuneration. The attraction and retention of suitable local candidates to replace expatriates are done through labour planning processes, recruitment from the local market, and bursar and graduate trainee schemes. The group talent and succession management processes, and training and development processes at all of our operations ensures we address localisation across our global footprint.

Diversity and inclusion

Regional gender assessments were conducted globally to provide added impetus to our drive to foster diversity across the business.



TALENT MANAGEMENT
preparing future leaders

These informed the Diversity and Inclusion Framework, the 10 key pillars of which guide managers on how to achieve a truly diverse workforce. The aim is to build a workforce free of inequality and to go beyond what is required by legislation.

Indicative of the commitment from leadership, the Social, Ethics and Sustainability Committee of the board sponsors diversity and inclusion initiatives, with the current focus being on gender equality globally. This entails understanding regional legislation, the needs of women and the barriers that prevent many from joining and actively participating in mining across our global footprint.

In a move to achieve diversity, we are introducing unconscious bias awareness training. The company's leadership teams have started the process, which will then be rolled out across the business. We have also launched a Global Women's Forum allowing for discussion around gender issues.

In Australia, AngloGold Ashanti participated in the Perth Gay Pride march, and in Brazil we set up a diversity committee to work with the country's legislation that aims to support people with disabilities.

AngloGold Ashanti supports the international campaign for 16 Days of Activism against Gender-based Violence, encouraging staff to sign up and support the He4She movement, an initiative of UN Women.

Employee relations

In the field of employee relations, we work with partners both in and outside the company, building positive relations through engagement. More than 90% of our employees are trade union members and we are committed to engagement with our employees' organised labour representatives.

Also in Ghana, at Iduapriem, we work with two trade unions with which we have positive relations and the same can be said for our work with two unions at our Geita mine in Tanzania.

At our Siguiri operation in Guinea, we worked to reset the relationships with the local union there, establishing clearer boundaries around areas of responsibility, following illegal strike action by some workers from 15 May to 3 June. At Sadiola, from 11 to 13 September, there was a national strike initiated by the National Union Federation. In South Africa, there was an unprotected strike at Mponeng on 16 August and an unprotected strike at Mine Waste Solutions on 15 October.

Employee engagement

In 2019 we undertook an employee engagement survey following on from the one conducted in 2017. The survey was inspired by the company's determination to become a more integrated organisation, and to demonstrate our commitment to developing the company as an employer of choice, and helping to retain and attract critical and scarce skills.

Despite the challenging business landscape in which the company operates, overall employee engagement remained favourable at 76%, similar to 2017, and still 6% above the industry benchmark.

The overall engagement results were shared with the board and executive committee and subsequently the regions. Human resource business partners supporting the regions and business areas, analysed the results with the respective leadership teams, identifying and implementing relevant interventions for areas that required attention to address highlighted shortcomings. Progress

against the identified interventions will be provided to the board on an annual basis until the next survey.

In line with that, as automation in areas of the mining industry becomes a reality, we need to ensure our employees are developing new skills. Looking ahead, higher-skilled positions are likely to be fewer in number. Given the varying work environments at our sites, the adoption of new technology and appropriate training programmes will be adapted to the needs of each operation. We will work to build a highly-skilled labour force where individuals can work across a number of disciplines.



Diversity and inclusivity at Quebradona



 *www.aga-reports.com/19/sr/stories/quebradona-diversity-inclusion*



CASE STUDY

AngloGold Ashanti is helping to improve diversity and inclusion across the company

In 2019, the Global Diversity and Inclusion Framework was drafted and implemented to guide managers to achieve a truly diverse workforce.

The aim is to go beyond what we are compelled or legislated to do, and embrace diversity across all our sites. We have thousands of employees, and understanding and respecting diversity is one of our key values.

The framework has 10 key pillars, including organisational culture and management style, and was devised following global gender assessments across all operations to determine regional diversity needs. It is aligned with the principles of the UNGC and our group objectives, and highlights the importance of fostering the empowerment of all staff, irrespective of race, gender, disability, ethnicity, religion and sexual orientation.

In South Africa, 33% of leadership roles in the business are held by women, roughly double the representation across the global AngloGold Ashanti workforce.

The Social, Ethics and Sustainability Committee of the Board sponsors the company's diversity and inclusion initiatives, currently focusing on promoting gender equality globally. This entails understanding legislation in each country, the needs of women, and the barriers to joining a mining company across our global footprint. We initiated projects such as our global gender assessments, unconscious bias workshops, and mentoring programme during the course of 2019.



One initiative underway to help in achieving diversity is unconscious bias awareness training, which AngloGold Ashanti views as an ongoing process. The company's leadership teams were the first to receive training, which is now being rolled out across the business.

In another boost for the diversity and inclusion programme, AngloGold Ashanti has been included in the 2020 Bloomberg Gender Equity Index (GEI). The GEI looks at several metrics that companies report on, including whether women are likely to remain employed at companies following parental leave (82%), the availability of on-site lactation rooms (69%) and the sponsorship of science, technology, engineering and mathematics education programmes for women (64%). AngloGold Ashanti is one of 325 companies headquartered across 42 countries and regions that is included in the index. The GEI tracks the financial performance of public companies committed to supporting gender equality through policy development, representation and transparency. This lays a strong foundation for the company to improve its efforts towards promoting gender equity, diversity and inclusion.

NAVIGATING REGULATORY AND POLITICAL UNCERTAINTY AND RISK

Data tables
www.aga-reports.com/19/uncertainty#tables

Alignment with UN SDGs
www.aga-reports.com/19/uncertainty#sdgs

Political and regulatory uncertainty and finding ways to navigate this risk remains a key material issue for AngloGold Ashanti. Rapid changes in the global economy have resulted in increased expectations on mining companies and the sector to play a more constructive and developmental role in economic, social, environmental and governance issues. We aim to promote deeper cooperation with all our stakeholders and build on our foundation as a responsible and fair partner. In the year, elections took place in the major mining markets of Argentina, South Africa and Australia, and in 2020 elections are planned in Guinea, Mali and Ghana.

Regulatory uncertainty

In South Africa, the industry, through the Minerals Council, is challenging aspects of the September 2018 Mining Charter III. The main issue is non-recognition of the continuing consequences of previous black empowerment transactions in respect of mining right transfers and renewals. While agreement through engagement is the preferred approach by the industry, the Minerals Council lodged a legal application for a review of the aforementioned issue and two other aspects of the Mining Charter III in March 2019. A court date is expected during 2020.

South America experienced a wave of political volatility fuelled by a long-term decline in living standards, and exacerbated by global trends of high economic inequality and declining faith in democratic institutions. The rise of anti-establishment politics continued to swing between left- and right-wing governments, creating some political turbulence in the region. We will continue to engage with the relevant government and external stakeholders to mitigate this risk.

Heightened regulatory uncertainties remained a key investor risk in sub-Saharan Africa, where several countries have made changes to mining legislation in recent years. However, it is worth noting that in March 2020 Geita Gold mine received the consent of the Minister of Minerals to change the mining method under our Special Mining License from open pit to underground method, subject to the requisite terms and conditions. In addition, challenges in some parts of the region include slow remittance of value-added tax refunds and administrative fees introduced by various government agencies.

In Brazil, two catastrophic collapses of TSFs in recent years have heavily influenced the shift in global environmental management regulations, which will inevitably lead to increased compliance and operational costs. The Brazilian operations continued to accelerate the transition towards compliance with the requirements of new local laws and regulations (for more information, please see the AngloGold Ashanti TSF disclosure). 1

In 2019, increasing socio-political risk and community disruptions continued to escalate globally. Political instability at a local

INCREASING COOPERATION
with government
and communities

📷 *Obuasi*

government level, and the socio-economic challenges of poverty and unemployment, resulted in compromised relations between communities and the mining industry. Incidents of community opposition and grievances related to employment and land access were prominent (see the contributing to resilient, self-sustaining communities section). 2

Increasing community and NGO activism and scrutiny continued to escalate tensions and we saw in some areas increasingly volatile environments where stakeholders are demanding a greater share of the benefits from resources. In Guinea, the mediation process, under the auspices of the CAO regarding human rights abuse allegations related to the Area 1 Resettlement at Siguiri, continued and four agreements were signed in 2019, which are being implemented.

Increasing pressure from host governments and communities on mining companies to overhaul local procurement processes and systems remains a key challenge to the industry. We are committed to implementing our localisation policies and strategies.

Major mining markets across Africa continued to face growing risks from ASM and illegal mining activities in 2019, exacerbated by the stronger gold price and deteriorating socio-economic conditions. We continued to engage with governments and other stakeholders on our ASM formalisation programmes (see the ASM section). 3

Our actions

We continue to proactively manage the complex and evolving legislative and political landscape in order to ensure AngloGold Ashanti is a reliable partner in its working relationships with its key stakeholders. Using a common government relations framework that is actively translated into relevant actions and outcomes remains a key business driver.

In our endeavour to understand global normative frameworks, key national legislative policies, political environments and their current and future impacts on our business, we have reviewed our government relations operational model and strategic frameworks to further strengthen our engagement with governments.

---

1 https://thevault.exchange/?get_group_doc=143/1560011239-AngloG oldAshantiMineTailingsDisclosurecertifiedbytheChairmanandChiefExe cutiveOfficer.pdf

2 *Page 23 – Contributing to resilient, self-sustaining communities*

3 *Page 35 – Artisanal and small-scale minine (legal and illegal)*

In 2019, we continued to proactively respond to and manage our socio-political risks, using the adopted systematic approach for evaluating comparative socio-political risks across different operations. We continue to assess and track risk profiles through our six strategic focus areas:



Societal contribution as a responsible citizen



Value chain strengthening and local procurement



Innovative business and operating model design



Leveraging off existing capabilities for economic succession



Skills development, localisation and talent management



Meaningful communication and engagement

Regulatory compliance

AngloGold Ashanti is a responsible corporate citizen and promotes transparency and respects the rule of law where ever it operates. Our Group Compliance function continues to carry out compliance risk assessments across the group and provides guidance when possible breaches are found. Group Compliance reports to our Social, Ethics and Sustainability Committee that aligns itself to and monitors the Organisation for Economic Cooperation and Development's recommendations on corruption and the 10 principles set out by the UNGC.

We also comply with the Business Leadership South Africa's Business Integrity Pledge, which requires its members to actively combat corrupt practices wherever encountered and to have zero tolerance for corruption.

Whistle-blowing process

We enlisted the services of an independent law firm to conduct an external legal review of both the whistle-blowing policy and the broader whistle-blowing process. This was to ensure that our whistle-blowing policy is aligned with international best practice. In response to the Australian Whistle-blowing Act, Group Compliance and our Legal team in Australia drafted a whistle-blowing policy (in line with the group policy), to address the specific requirements of the Australian Act.

Furthermore, to make it easier to report incidents, and to facilitate an improved and streamlined reporting process, we have made a whistle-blowing desktop shortcut available to all AngloGold Ashanti employees on their work computers. This new shortcut directs employees who want to make an anonymous report directly to the third-party service provider's whistle blowing service webpage. The anonymity of all whistle-blowers is guaranteed and all whistle-blowing reports are rigorously investigated in line with the company's Code of Business Principles and Ethics. [4]

Our code is the defining document on our values and ethics, and it provides a framework and sets requirements for the implementation of key corporate policies and guidelines. Among other areas, it addresses fraud, bribery and corruption, conflicts of interest, gifts, hospitality and sponsorships, the use of company assets, privacy and confidentiality, disclosures and insider trading, all of which are elements that lead to whistle-blowing incidents.

Several preventative initiatives continued in the year, with workshops for compliance champions held in the Americas, with the Growth and Exploration team, and in the South Africa and Continental Africa Regions.

Duty of care training was presented to members of the Growth and Exploration team from both the United States and Australia. The training included a focus on anti-bribery and anti-corruption, as well as compliance with corporate policies such as conflicts of interest.

Tax management

Tax management and the appropriate paying of taxes is integral in compliance. In the year, we exercised diligence and transparency in line with our group Tax Management Policy. This involved promoting open and transparent reporting based on ICMM principles and its position statement on transparency of mineral revenues, the EITI and relevant mandatory reporting of payments to governments.

We are a member of the ICMM tax working group and are committed to adopting the GRI tax reporting standards which come into play in 2020. We have complied with country-by-country reporting obligations (for more information see IR page 149) and have developed in-country tax management policies to comply with the specific requirements in several countries. [5]

We continue dialogue with our partners in the Democratic Republic of Congo, where we have a stake in the Kibali joint venture with Barrick Gold about the repatriation of funds held in the country.

[4] https://www.anglogoldashanti.com/wp-content/uploads/2017/07/COE_A4ENGLISH.pdf

[5] www.aga-report.com/18/ir

WE PROMOTE TRANSPARENCY
and respect the rule of law where ever we operate.

SECTION 5

COMPLIANCE

We engaged Ernst & Young to undertake an assurance engagement for selected sustainability key performance indicators (KPIs) and related disclosures in the AngloGold Ashanti Sustainability Report 2019. This was done with reference to ICMM requirements contained in the ICMM Sustainable Development Framework: Assurance Procedure (ICMM Requirements) and the GRI Standards.



📷 *Cerro Vanguardia*

INDEPENDENT ASSURANCE REPORT
for selected sustainability disclosures and key performance indicators reported in
AngloGold Ashanti Limited's Sustainability Report for the year ended 31 December 2019

To the directors of AngloGold Ashanti Limited

Our Conclusion

Reasonable assurance

In our opinion,:

- In relation to the selected sustainability KPIs and related disclosures identified in the subject matter paragraph below (the sustainability information), the sustainability information as presented in AngloGold Ashanti Limited's (AngloGold Ashanti's) Sustainability Report for the year ended 31 December 2019 (the Report), is prepared, in all material respects, in accordance with AngloGold Ashanti management's internally developed measurement and reporting criteria applied to prepare that information.

- In relation to AngloGold Ashanti's reporting in relation to the ICMM Information Disclosure Requirements for Subject Matter 3, AngloGold Ashanti has implemented systems and approaches to manage its material sustainable development risks and opportunities in respect of the sustainability information in all material respects.

and

Limited assurance

Based on the procedures we have performed and the evidence we have obtained, nothing has come to our attention that causes us to believe:

- In relation to the selected sustainability KPIs and related disclosures identified in the subject matter paragraph below (limited assurance sustainability information), that the limited assurance sustainability information as presented in the Report is not prepared, in all material respects, in accordance with AngloGold Ashanti management's internally developed measurement and reporting criteria applied to prepare that information.

- In relation to AngloGold Ashanti's reporting in relation to the ICMM Information Disclosure Requirements for Subject Matter 1, that AngloGold Ashanti's sustainability policies are not aligned in all material respects to ICMM's 10 SD Principles and any mandatory requirements set out in ICMM Position Statements.

- In relation to AngloGold Ashanti's reporting in relation to the ICMM Information Disclosure Requirements for Subject Matter 2, that AngloGold Ashanti has not disclosed, in all material respects, its material risks and opportunities based on its own review of the business and the views and expectations of its stakeholders In relation to AngloGold Ashanti's self-declared assertion on page 11 of the Report that the Report is presented "in accordance with" the core-level GRI Standards, that AngloGold Ashanti has not complied in all material respects with the relevant GRI Standard requirements for making that assertion.

Ernst & Young Inc. (EY) has undertaken an assurance engagement in respect of the following information as reported in AngloGold Ashanti Limited's (AngloGold Ashanti's) Sustainability Report for the year ended 31 December 2019 (the Report):

- The sustainability information and limited assurance sustainability information described below and in Appendix A, presented in the Report in accordance with management's criteria and with

reference to the International Council on Mining and Metals Sustainable Development Framework: Assurance Procedure (ICMM Information Disclosure Requirements) and the Global Reporting Initiative (GRI) Standards; and

- AngloGold Ashanti's' assertion that the Report is in accordance with the core-level Global Reporting Initiative (GRI) Standards.

This engagement was conducted by a multidisciplinary team including environmental, social and assurance specialists with relevant experience in sustainability, carbon footprint reporting and sustainability reporting assurance.

Subject matter

Reasonable assurance

Our reasonable assurance engagement was performed in respect of the following sustainability information as presented in the Report:

- Sustainability information disclosed with reference to the ICMM Requirements for Subject Matter 4 *(AngloGold Ashanti's reported performance for a selection of identified material Sustainable Development (SD) risks and opportunities)*, as set out in Annexure A and prepared in accordance with management's criteria; and

- The ICMM Information Disclosure Requirements in respect of Subject Matter 3 *(Existence and status of implementation of systems and approaches that AngloGold Ashanti is using to manage selected identified material SD risks and opportunities')*.

Limited assurance

Our limited assurance engagement was performed in respect of the following limited assurance sustainability information as presented in the Report:

- Sustainability information disclosed with reference to the ICMM Requirements for Subject Matter 4 *(Reported performance for a selection of identified material risks and opportunities)*, as set out in Annexure A and prepared in accordance with management's criteria.

- The ICMM Information Disclosure Requirements in respect of:
  - Subject Matter 1 *(Alignment of AngloGold Ashanti's sustainability policies to ICMM's 10 SD Principles and any mandatory requirements in ICMM Position Statements)*; and
  - Subject Matter 2 *(AngloGold Ashanti's material SD risks and opportunities based on its own review of the business and the views and expectations of its stakeholders')*.

- AngloGold Ashanti's self-declared assertion that the Report is "in-accordance with" the core-level GRI Standards.

This sustainability information and limited assurance sustainability information is presented in the Report marked with the symbol **RA** or **LA** respectively on the relevant pages of the Report where they appear. Management's criteria applied to report the information are set out in the Report can be found at www.aga-reports.com/19/sr

The scope of our work was limited to the matters stated above, and did not include coverage of data sets or information unrelated to the data and information underlying the specified sustainability information; nor did it include information reported outside of the Report, comparisons against historical data, or management's forward-looking statements.

INDEPENDENT ASSURANCE REPORT CONTINUED

Directors' Responsibilities

You are responsible for the selection, preparation and presentation of the sustainability information and the limited assurance sustainability information in the Report in accordance with the criteria that management has specified as the basis for reporting that information, and for ensuring those criteria are made available to the Report users as applicable in each case.

You are also responsible for the identification of stakeholders, stakeholder information requirements, material issues and commitments with respect to sustainability performance; for the selection of appropriate criteria as the basis for reporting that sustainability information; and for the design, implementation and maintenance of effective internal controls sufficient to enable preparation and presentation of the selected sustainability KPIs and related disclosures in the Report free from material misstatement, whether due to fraud or error.

In relation to application of the GRI Standards to preparation of the Report, the directors are responsible for ensuring that the Report is prepared in accordance with the GRI Reporting Principles and the core-level GRI Standards.

Inherent limitations

Inherent limitations of assurance engagements include use of judgement and selective testing of data, which means that it is possible that fraud, error or non-compliance may occur and not be detected in the course of performing the engagement. Accordingly, there is some risk that a material misstatement may remain undetected. Further, our assurance engagement is not designed to detect fraud or error that is immaterial.

Carbon emissions quantification is subject to inherent uncertainty because of incomplete scientific knowledge used to determine emissions factors and the values needed to combine emissions of different gases.

There are additional inherent risks associated with assurance engagements performed for non-financial information given the characteristics of the subject matter and associated with the compilation of source data using definitions and methods for determining, calculating, and estimating such information that are developed internally by management.

The absence of a significant body of established practice on which to draw, allows for the selection of different but acceptable measurement techniques which can result in materially different measurements and can impact comparability. The precision of different measurement techniques may also vary. Qualitative interpretations of relevance, materiality and the accuracy of data are subject to individual assumptions and judgements. In particular, where the information relies on factors derived by independent third parties, our assurance work has not included examination of the derivation of those factors and other third-party information.

Our Independence and Quality Control

We have complied with the *Code of Ethics for Professional Accountants* issued by the International Ethics Standards Board for Accountants as well the *Code of Professional Conduct for Registered*

Auditors issued by the Independent Regulatory Board for Auditors, which includes independence and other requirements founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

In accordance with International Standard on Quality Control 1, *Quality Control for Firms that Perform Audits and Reviews of Financial Statements, and other Assurance and Related Service Engagements*, we maintain a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Our Responsibility

We have performed our assurance engagement in accordance with the terms of this engagement as agreed with AngloGold Ashanti, including performing the engagement in accordance with the International Standard on Assurance Engagements (ISAE) 3000 (Revised), *Assurance Engagements other than the Audits or Reviews of Historical Financial Information* and ISAE 3410, *Assurance Engagements on Greenhouse Gas Statements*, both issued by the International Auditing and Assurance Standards Board. These Standards require that we plan and perform our engagement in relation to the matters described above to obtain assurance (either limited or reasonable assurance, as applicable) that, as presented in the Report, they are free from material misstatement.

Reasonable assurance

Our responsibility is to perform the reasonable assurance engagement to express our opinion on the sustainability information identified above.

A reasonable assurance engagement in accordance with ISAE 3000 (Revised) and ISAE 3410 involves assessing the suitability in the circumstances of AngloGold Ashanti's basis of preparation and management criteria applied to report the sustainability information as disclosed in the Report. The engagement also involves performing procedures to obtain sufficient, appropriate evidence about the quantified sustainability information presented in the Report in accordance with the basis of preparation and applicable management criteria, including reasonableness of the estimates and assumptions used by AngloGold Ashanti. The nature, timing and extent of the procedures selected depend on the practitioner's judgement, including assessment of the risks of material misstatement, whether due to fraud or error and responding to the assessed risks as necessary in the circumstances. In making those risk assessments we considered internal control relevant to AngloGold Ashanti's preparation and presentation of the sustainability information in the Report for the purpose of determining the nature and extent of our assurance procedures. Our consideration of internal controls was solely for the stated purpose, and did not extend to assessing the effectiveness of those internal controls for any other purpose. Accordingly, we do not express any opinion or conclusion on the effectiveness of those internal controls.

A reasonable assurance engagement also involves evaluating the overall presentation of the selected sustainability KPIs and related disclosures in the Report, and whether the information presented in the Report is consistent with our findings, overall knowledge and experience of AngloGold Ashanti's sustainability/sustainable development performance.

Limited Assurance

Our responsibility is to perform our limited assurance engagement to express our conclusion on whether anything has come to our attention that causes us to believe that the limited assurance sustainability information described above is not prepared, in all material respects, in accordance with management's criteria for those KPIs and in relation to management's assertion that the Report is in accordance with the core-level GRI Standards.

We have performed our limited assurance engagement in accordance with the terms of reference for this engagement agreed with AngloGold Ashanti, including performing the engagement in accordance with the International Standard on Assurance Engagements (ISAE) 3000 (Revised), *Assurance Engagements other than Audits or Reviews of Historical Financial Information* and ISAE 3410 *Assurance Engagements on Greenhouse Gas Statements*, issued by the International Auditing and Assurance Standards Board. This Standard requires that we plan and perform our engagement to obtain limited assurance about whether the limited assurance sustainability information as presented in the Report is free from material misstatement.

A limited assurance engagement undertaken in accordance with ISAE 3000 (Revised) and ISAE 3410, involves assessing the suitability in the circumstances of AngloGold Ashanti's use of the criteria specified as the basis of preparation used for the limited assurance sustainability information presented in the Report, assessing the risks of material misstatement thereof, whether due to fraud or error, responding to the assessed risks as necessary in the circumstances, and evaluating the overall presentation of the sustainability information in the Report.

A limited assurance engagement is substantially less in scope than a reasonable assurance engagement in relation to both risk assessment procedures, including the understanding of internal control, and the procedures performed in response to the assessed risks.

Summary of work performed

The procedures we performed were based on our professional judgement and included inquiries, observation of processes performed, inspection of documents, analytical procedures, evaluating the appropriateness of quantification methods and reporting policies, and agreeing or reconciling with underlying records.

Given the circumstances of the engagement, we completed the following procedures as part of the work we performed as the basis for our assurance statement:

- Procedures for both the reasonable and limited assurance elements of the engagement:
  - Reviewed AngloGold Ashanti's activities, processes and documents at group-level that support the assertions and claims made in the Report, including in respect of the sustainability information that is within the engagement scope;
  - Interviewed management and senior executives to obtain an understanding of the following matters as relevant to

the AngloGold Ashanti's external reporting on material sustainability issues:

- Governance and accountability arrangements for reporting the sustainability information, including adoption of governance practices aligned to the King IV Code Principles and recommended practices for ensuring the integrity of external reports;
- Governance oversight of management's process to identify AngloGold Ashanti's material sustainability issues, and to establish performance targets for AngloGold Ashanti's material sustainability issues and monitor progress made to achieving those targets;
- Management's processes for reporting progress on AngloGold Ashanti's sustainability issues to the AngloGold Ashanti's Board and internal assurance applied, including for the sustainability information;
- The basis of preparation used for reporting the sustainability information, including criteria, and reporting definitions applied; and
- The control environment, information systems and relevant control activities applied to compiling information from relevant data sources for reporting the sustainability information, and for monitoring the integrity of the information presented in the Report (but not for purpose of evaluating the design of particular control activities, obtaining evidence about their implementation or testing their operating effectiveness);
- Evaluated whether the sustainability information within the engagement scope, as presented in the Report are consistent with our overall knowledge and experience of sustainability management and performance at AngloGold Ashanti.
- Based on results obtained from our procedures performed (see below for reasonable and limited assurance elements of the engagement), prepared our assurance statement for inclusion in the Report. The format and content of our assurance statement aligns with the requirements of ISAE3000 (Revised) and ISAE3410.

Reasonable assurance

- Sustainability information (per Appendix A):
  - Conducted physical site visits at and remote reviews of selected AngloGold Ashanti operations to understand how site level data was collated and reported to the Group.
  - Interviewed management and senior executives to obtain an understanding of the internal control environment, risk assessment process and information systems relevant to reporting the sustainability information as well as identified SD risks and opportunities;
  - Tested the processes and systems used to generate, collate, aggregate, monitor and report the sustainability information by:
    - Testing the application of management's criteria to the reported sustainability information on a sample basis;

INDEPENDENT ASSURANCE REPORT CONTINUED

- Documenting process and controls in place to prevent misstatement of data and testing these processes and controls on a sample basis;
  - Performing analytical procedures to evaluate the relevant data generation and reporting processes against management's criteria;
  - Inspecting supporting documentation on a sample basis to corroborate the statements of management and senior executives in our interviews;
  - Evaluating the reasonableness and appropriateness of significant estimates and judgements made by the directors in preparing the sustainability information;
- Established the existence of and documented the status of implementation of systems and approaches that AngloGold Ashanti is using to manage selected identified material SD risks and opportunities (ICMM Subject Matter 3).

Limited assurance
- Limited assurance sustainability information (per Appendix A):
  - Conducted physical site visits at and remote reviews of selected AngloGold Ashanti operations to understand how site level data was collated and reported to the Group.
  - Interviewed management and senior executives to obtain an understanding of the internal control environment, risk assessment process and information systems relevant to reporting the limited assurance sustainability information as well as identified SD risks and opportunities;
  - Documented the processes and systems used to generate, collate, aggregate, monitor and report the limited assurance sustainability information by:
    - Testing application of management's criteria on a sample basis;
    - Documenting the process and controls in place to prevent misstatement of data;
    - Performing analytical procedures to evaluate the relevant data generation and reporting processes against management's criteria;
    - Inspecting supporting documentation on a sample basis to corroborate the statements of management and senior executives in our interviews;
    - Evaluating the reasonableness and appropriateness of significant estimates and judgements made by the directors in preparing the limited assurance sustainability information;
- Examined the GRI content index prepared by management to assess whether management has complied with all the GRI Standards requirements for presenting the Report in accordance with the core-level GRI Standards, to obtain limited assurance about management's assertion to that effect;
- Reviewed AngloGold Ashanti's policies and management standards to determine their alignment with the ICMM's 10 SD Principles and Position Statements (ICMM Subject Matter 1); and
- Evaluated processes to understand how AngloGold Ashanti performs its own review of the business and of the views of tis stakeholders to assess its material SD risks and opportunities to inform its sustainable development reporting (ICMM Subject Matter 2).

Other Matters

Information relating to prior reporting periods has not been subject to assurance procedures. Our report does not extend to any disclosures or assertions relating to future performance plans and/or strategies disclosed in the Report.

The maintenance and integrity of AngloGold Ashanti's website is the responsibility of AngloGold Ashanti's management. Our procedures did not involve consideration of these matters and, accordingly we accept no responsibility for any changes to either the sustainability information/limited assurance sustainability information presented in the Report or to our independent assurance report that may have occurred since the initial date of presentation on AngloGold Ashanti's website.

Restriction on use and liability

Our work has been undertaken to enable us to express our opinions and conclusions on the matters stated above in our report provided to the directors of AngloGold Ashanti in accordance with the terms of our engagement, and for no other purpose. Our report is intended solely for the Directors of AngloGold Ashanti and should not be used by any other parties.

To the fullest extent permitted by the law, we do not accept or assume liability to any party other than the Directors of AngloGold Ashanti, for our work, for this report, or for the conclusion we have reached. We agree to the publication of this assurance report in AngloGold Ashanti's Sustainable Development Report for the year ending 31 December 2019, provided it is clearly understood by recipients of the Report that they enjoy such receipt for information only and that we accept no duty of care to them whatsoever in respect of this report.

Ernst & Young Inc.

Ernst & Young Inc.
Dawid Petrus Venter
Director
Registered Auditor
102 Rivonia Road
Sandton

27 March 2020

Appendix A:

List of the selected sustainability disclosures and Key Performance Information (KPIs) that are within the scope of the assurance engagement

Category	Selected KPIs*	GRI disclosure	Level of assurance
Employee safety	Type of injury and rates of injury (including Injury Severity Rate) and number of work related fatalities	403-2	RA
Employee and community health issues	Occupational diseases (number of new Silicosis / TB / NIHL cases)	403-2	RA
	Workers with high incidences or high risk of diseases related to their occupation (number of new Malaria cases & MLTIFR)	403-3	LA
Contributing to resilient, self-sustaining communities	Community investment (CSI)	201-1	RA
	Proportion of Senior Management hired from the local community at significant locations of operation	202-2	RA
	Proportion of spending on locally-based suppliers at significant locations of operation	204-1	LA
Responsible environmental stewardship	Energy intensity	302-3	RA
	Total water withdrawal by source	303-1	LA
	Operational sites owned, leased, managed in or adjacent to protected areas and areas of high biodiversity value outside protected areas	304-1	LA
	Total greenhouse gas (GHG) emissions	305-1	RA
		305-2	RA
	GHG emissions intensity	305-4	RA
	Total water discharge by quality and destination	306-1	RA
	Total number and volume of significant spills	306-3	RA
	Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with environmental laws and regulations	307-1	LA
	Total amounts of overburden, rock, tailings, and sludges and their associated risks	MM3	RA

INDEPENDENT ASSURANCE REPORT CONTINUED

Category	Selected KPIs*	GRI disclosure	Level of assurance
Integrated closure planning	Amount of land (owned, or managed) disturbed or rehabilitated	MM1	LA
	Number of operations with closure plans	MM10	RA
Artisanal and small-scale mining (legal and illegal)	Number (and percentage) or company operating sites where ASM takes place on, or adjacent to, the site; the associated risks and the actions taken to manage and mitigate these risks	MM8	LA
Employee, community and asset security	The extent to which grievance mechanisms were used to resolve disputes relating to land use, customary rights of local communities and Indigenous Peoples, and the outcomes	MM7	LA
	Sites where resettlement took place, including number of households affected	MM9	LA
Respecting human rights	Percentage of security personnel trained in the organisation's policies and procedures concerning aspects of human rights (VPSHR) that are relevant to operation	410-1	RA
	Percentage and total number of operations that have been subject to human rights reviews and/or impact assessments	412-1	RA
	Percentage of new suppliers that were screened using labour practices / human rights impacts criteria	414-1	RA
	Number of grievances about human rights impacts / impacts on society filed, addressed and resolved through formal grievance mechanisms	103-2	LA
	Significant actual and potential negative human rights impacts in the supply chain and actions taken (3rd party incidents / injuries / fatalities related to security interventions)	414-2	LA
Talent management, skills development and employee relations	Number of strikes and lockouts exceeding 1 weeks duration, by country	MM4	LA
	Programmes for skills management and lifelong learning that support the continued employability of employees and assist them in managing career endings	404-2	LA
Navigating regulatory and political uncertainty and risk	Royalties and taxes paid to government in terms of Extractive Industries Transparency Initiative (EITI) Principles	201-1	RA
	Material SD risks and opportunities and views and expectations of stakeholders	ICMM Subject Matter 2	LA

* Note: AngloGold Ashanti's measurement and reporting criteria applied to report this sustainability information in the 2019 Sustainable Development Report can be viewed at the following website link: http://www.rair-dev.co.za/AGA/sr/overview/this-report

ADMINISTRATION AND CORPORATE INFORMATION

AngloGold Ashanti Limited
Registration No. 1944/017354/06
Incorporated in the Republic of
South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors:
Ernst & Young Inc.

Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
AMP Building,
140 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4600
Fax: +61 8 9425 4662

Ghana
Gold House,
Patrice Lumumba Road
(PO Box 2665)
Accra,
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
KPM Dushnisky§ (Chief Executive Officer)
KC Ramon^ (Chief Financial Officer)

Non-executive
SM Pityana^ (Chairman)
AM Ferguson*
AH Garner#
R Gasant^
NP January-Bardill^
NVB Magubane^
M Ramos^
MDC Richter#
RJ Ruston~
JE Tilk§

* British § Canadian #American
~ Australian ^South African

Officers
Executive Vice President: General Counsel,
Compliance and Company Secretary
ME Sanz Perez

Investor Relations contacts
Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com

Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

General e-mail enquiries
Investors@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(Private Bag X9000, Saxonwold, 2132)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com

Australia
Computershare Investor Services
Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949
(Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140
(Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail:
shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECTSM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLOGOLD ASHANTI
Telephone: +1-888-BNY-ADRS

R&A 4482/19

FORWARD LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, (including as a result of the COVID-19 pandemic), the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, (including as a result of the COVID-19 pandemic), the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti's annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law.

All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.



www.anglogoldashanti.com
www.aga-reports.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 27, 2020

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance